UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2009

(Commission File No. 001-34429),

PAMPA ENERGIA S.A.
(PAMPA ENERGY INC.)

Argentina
(Jurisdiction of incorporation or organization)

Ortiz de Ocampo 3302
Building #4
C1425DSR
Buenos Aires
Argentina
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ___X___ Form 40-F ______

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ______ No ___X___

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)

CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2009 and December 31, 2008, and
for the nine-month periods ended September 30, 2009 and 2008

CONSOLIDATED BALANCE SHEET
As of September 30, 2009 and December 31, 2008
(In Argentine Pesos (“Ps.”) – unless otherwise stated)

	As of	As of
	September 30, 2009	December 31, 2008

	(Unaudited)	(Audited)
Assets
Current Assets
Cash and banks	146,757,245	121,685,278
Investments	581,993,085	501,161,133
Trade receivables	754,789,481	756,469,713
Other receivables	278,973,381	207,270,901
Materials and spare parts	40,342,824	22,657,834
Inventories	5,689,982	22,215,885
Other assets	8,219,187	162,850

Total Current Assets	1,816,765,185	1,631,623,594

Non-Current Assets
Trade receivables	239,712,068	191,133,395
Investments	210,017,483	504,008,009
Other receivables	164,581,779	220,787,932
Materials and spare parts	22,543,547	16,808,927
Inventories	1,030,930	3,594,560
Fixed assets	6,192,033,839	5,504,672,088
Intangible assets	303,232,873	317,118,396
Other assets	118,701,732	135,750,887
Goodwill	574,255,940	612,680,752

Total Non- Current Assets	7,826,110,191	7,506,554,946

Total Assets	9,642,875,376	9,138,178,540

Liabilities
Current Liabilities
Accounts payable	526,275,054	579,635,012
Financial debt	471,582,589	167,033,039
Salaries and social security payable	136,339,139	128,469,107
Taxes payable	176,725,104	153,215,936
Other liabilities	218,543,535	86,710,525
Provisions	59,968,000	52,756,000

Total Current Liabilities	1,589,433,421	1,167,819,619

Non- Current Liabilities
Accounts payable	81,228,512	78,275,344
Financial debt	1,812,615,588	2,031,000,665
Salaries and social security payable	57,704,135	52,228,145
Taxes payable	570,716,170	591,947,883
Other liabilities	381,243,135	340,130,039
Provisions	15,910,959	51,710,559

Total Non-Current Liabilities	2,919,418,499	3,145,292,635

Total Liabilities	4,508,851,920	4,313,112,254

Minority Interest	1,743,849,023	1,613,784,221
Shareholders´ Equity	3,390,174,433	3,211,282,065

Total Liabilities and Shareholders´ Equity	9,642,875,376	9,138,178,540

The accompanying notes are an integral part of these unaudited consolidated financial statements.

UNAUDITED CONSOLIDATED STATEMENT OF INCOME
For the nine-month periods ended September 30, 2009 and 2008
(In Argentine Pesos (“Ps.”) – unless otherwise stated)

	For the nine-month periods
	ended September 30,

	2009	2008

Sales	3,386,312,055	2,948,987,990
Cost of sales	(2,685,324,505)	(2,318,245,959)

Gross profit	700,987,550	630,742,031

Selling expenses	(111,254,182)	(99,865,197)
Administrative expenses	(207,059,753)	(185,261,435)
Goodwill amortization	(15,001,948)	(14,959,219)

Operating income	367,671,667	330,656,180

Financial and holding results
Generated by assets
Interest income	34,682,858	28,174,417
Taxes and bank commissions	(8,304,438)	(4,440,068)
Foreign currency exchange difference	95,183,541	10,351,685
Result of receivables measured at present value	8,014,327	26,017,441
Holding results on financial assets	122,130,011	(9,224,741)
Impairment of fixed assets and other assets	(18,179,143)	(60,806,296)
Other financial results	(1,795,387)	4,418,003
Generated by liabilities
Interest expense	(161,038,846)	(145,249,050)
Foreign currency exchange difference	(199,074,860)	(6,299,547)
Result from repurchase of financial debt	244,829,765	20,425,355
Taxes and bank commissions	(13,404,820)	(10,103,511)
Other financial results	(8,678,246)	190,707

Total financial and holding results	94,364,762	(146,545,605)
Other income (expenses), net	8,995,933	(11,494,766)

Income before taxes and minority interest	471,032,362	172,615,809

Income tax and tax on assets	(129,467,408)	(75,168,799)
Minority interest	(86,867,052)	(47,930,964)

Net income for the period	254,697,902	49,516,046

Earnings per share (Note 3):
Basic	0.1902	0.0324
Diluted	0.1825	0.0315

The accompanying notes are an integral part of these unadited consolidated financial statements

CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY
For the nine-month periods ended September 30, 2009 and 2008
(In Argentine Pesos (“Ps.”) – unless otherwise stated)

	Common Stock

	Shares	Amount	Additional Paid- In Capital	Treasury Stock	Total	Reserve for Directors’ options	Legal Reserve	Voluntary Reserve	Retained earnings	Total Shareholders’ Equity

Balance at December 31, 2007 (Audited)	1,526,194,242	1,526,194,242	1,507,437,729	-	3,033,631,971	14,708,338	896,129	5,163,169	167,738,076	3,222,137,683

Setting up of reserves	-	-	-	-	-	-	10,012,637	-	(10,012,637)	-
Reserve for Directors’ options	-	-	-	-	-	8,825,004	-	-	-	8,825,004
Acquisition of Company´s own shares	(6,496,218)	(6,496,218)	-	6,496,218	-	-	-	-	(8,656,445)	(8,656,445)
Net income for the nine-months	-	-	-	-	-	-	-	-	49,516,046	49,516,046

Balance at September 30, 2008 (Unaudited)	1,519,698,024	1,519,698,024	1,507,437,729	6,496,218	3,033,631,971	23,533,342	10,908,766	5,163,169	198,585,040	3,271,822,288

Reserve for Directors’ options	-	-	-	-	-	2,941,668	-	-	-	2,941,668
Acquisition of Company´s own shares	(119,929,978)	(119,929,978)	-	119,929,978	-	-	-	-	(112,192,356)	(112,192,356)
Distribution of dividends in advance	-	-	-	-	-	-	-	-	(16,797,217)	(16,797,217)
Net complementary income for the three-months	-	-	-	-	-	-	-	-	65,507,682	65,507,682

Balance at December 31, 2008 (Audited)	1,399,768,046	1,399,768,046	1,507,437,729	126,426,196	3,033,631,971	26,475,010	10,908,766	5,163,169	135,103,149	3,211,282,065

Setting up of reserves	-	-	-	-	-	-	5,751,186	(5,163,169)	(588,017)	-
Reserve for Directors’ options	-	-	-	-	-	8,825,004	-	-	-	8,825,004
Acquisition of Company´s own shares	(85,457,151)	(85,457,151)	-	85,457,151	-	-	-	-	(84,630,538)	(84,630,538)
Net income for the nine-months	-	-	-	-	-	-	-	-	254,697,902	254,697,902

Balance at September 30, 2009 (Unaudited)	1,314,310,895	1,314,310,895	1,507,437,729	211,883,347	3,033,631,971	35,300,014	16,659,952	-	304,582,496	3,390,174,433

The accompanying notes are an integral part of these unaudited consolidated financial statements.

UNAUDITED CONSOLIDATED STATEMENT OF CASH FLOWS (1)
For the nine-month periods ended September 30, 2009 and 2008
(In Argentine Pesos (“Ps.”) – unless otherwise stated)

	For the nine-month periods
	ended September 30,

	2009	2008

OPERATING ACTIVITIES
Net income for the period	254,697,902	49,516,046
Income tax and tax on assets	129,467,408	75,168,799
Interests accrued	57,926,129	99,525,195
Adjustments to reconcile net income to cash flows provided by (used
in) operating activities
Depreciation of fixed assets	204,996,613	190,680,990
Amortization of intangible assets	17,104,662	17,879,517
Depreciation of other assets	17,049,155	17,049,155
Amortization of goodwill	15,001,948	14,959,219
Reserve for Directors’ options	8,825,004	8,825,004
Recovery of provisions	(47,599,086)	(13,705,390)
Result from repurchase of financial debt	(244,829,765)	(20,425,355)
Foreign currency exchange differences and other financial results	241,298,633	54,649,489
Impairment of fixed assets and other assets	18,179,143	60,806,296
Minority interest	86,867,052	47,930,964
Other	2,141,144	(8,067,632)
Chan ges in operating assets and liabilities
Increase in trade receivables	(5,417,776)	(92,081,051)
Increase in other receivables	(123,549,455)	(158,680,639)
Increase in materials and spare parts	(11,684,901)	(1,061,487)
Decrease in inventories	20,204,800	27,567,630
(Increase) Decrease in other assets	(40,880)	24,491
Decrease in accounts payable	(71,906,017)	(119,725,515)
Increase in salaries and social security payable	12,786,754	36,945,757
Decrease in taxes payable	(48,757,497)	(50,810,865)
Increase in other liabilities	150,456,451	54,745,635
Increase in provisions	7,101,000	9,835,500
Dividend payments to third parties by subsidiaries	(14,866,896)	(15,388,336)

Net cash provided by operating activities	675,451,525	286,163,417

INVESTING ACTIVITIES
Payment for acquisition of companies, net of cash acquired	9,408,698	(59,159,566)
Proceeds from sale of short-term investments	52,506,713	58,242,961
Payment for acquisition of investments	(63,787,235)	(91,688,558)
Decrease (Increase) in restricted cash	320,891,802	(423,827,886)
Payment for the acquisition of fixed assets	(719,552,455)	(492,653,263)
Proceeds from the sale of fixed assets and other assets	762,047	118,017,223
Capital contributions	-	(76,096,544)

Net cash used in investin g activities	(399,770,430)	(967,165,633)

FINANCING ACTIVITIES
Dividends paid	(16,797,217)	(18,314,331)
Bank and financial borrowings	288,405,807	698,799,935
Payment of bank and financial debt	(324,602,295)	(119,494,051)
Acquisition of Company´s own shares	(84,630,538)	(8,656,445)

Net cash (used in) provided by financing activities	(137,624,243)	552,335,108

Net increase (decrease) in cash and cash e quivalents	138,056,852	(128,667,108)

Cash and cash equivalents at the beginning of the year	395,209,631	721,216,542
Cash and cash equivalents at the end of the period	533,266,483	592,549,434

(1)Cash and banks plus equivalents investments (investments with an original maturity of three months or less), net of restricted availability cash and cash equivalents (Note 8).

The accompanying notes are an integral part of these unaudited consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 1. BUSINESS OF THE COMPANY

Pampa Energía S.A. (“the Company”) is an integrated electricity company which, through its subsidiaries, has a share of the electricity generation, transmission and distribution market in Argentina.

In the generation business, the Company has an installed capacity of approximately 2,003 MW, which accounts for approximately 8% of the installed capacity in Argentina.

In the transmission business, the Company through Compañía de Transporte de Energía Eléctrica de Alta Tensión Transener S.A. (“Transener”) joint-controls the operation and maintenance of the high-tension transmission network in Argentina which covers some 10,155 km of lines of its own, as well as 6,108 km of high-tension lines belonging to Empresa de Transporte de Energía Eléctrica por Distribución Troncal de la Provincia de Buenos Aires Sociedad Anónima Transba S.A. (“Transba”). Transener carries 95% of the electricity in Argentina.

In the distribution business, through Empresa Distribuidora y Comercializadora Norte S.A (“Edenor”), the Company distributes electricity among over 2,5 million customers throughout the northern region of Buenos Aires and the Greater Buenos Aires, which is covered by the concession.

The Company´s shares are listed for trading on the Buenos Aires Stock Exchange and form part of the Merval Index. From October 9, 2009 American Depositary Shares (ADS) of the Company are listed for trading in the New York Stock Exchange.

Company´s corporate name

On February 25, 2008, the Company’s Ordinary and Extraordinary Shareholders' Meeting resolved to amend the Company's corporate name to “Pampa Energía S.A.” and the respective amendment to the bylaws. On September 4, 2008, this amendment was registered with the respective enforcement agencies.

Corporate Headquarters Address Change

On August 31, 2009, the Company’s Board of Directors has resolved to move the Company´s corporate headquarters together with its address for tax purposes to Ortiz de Ocampo 3302, Building 4, Buenos Aires City from Bouchard 547, Piso 26°, Buenos Aires City. Such change has been registered with the respective enforcement agencies.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

These unaudited consolidated financial statements are stated in Argentine pesos (“Ps.”), and have been prepared in accordance with generally accepted accounting principles used in Argentina (“Argentine GAAP”) and the regulations of the Comisión Nacional de Valores (the Argentine National Securities Commission or “CNV”).

On March 20, 2009 and June 12, 2009, new accounting standards under Argentine GAAP were approved, referred to the adption of International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), which will become effective for fiscal years beginning after January 1, 2011. However, as of the issuance date of this unaudited consolidated financial statements, these new accounting standards had not been adopted by the enforcement agencies.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 2. (CONTINUED)

Basis of consolidation

In preparing the consolidated financial statements as of September 30, 2009 (unaudited) and December 31, 2008 (audited) the Company used financial statements of its subsidiaries covering the period between the acquisition or incorporation date and the date of these consolidated financial statements.

The unaudited consolidated financial statements include the accounts of the Company and Inversora Nihuiles S.A. (“Inversora Nihuiles”), Inversora Diamante S.A. (“Inversora Diamante”), Dilurey S.A. (“Dilurey”), Powerco S.A. (“Powerco”), Corporación Independiente de Energía S.A. (“CIESA”), Central Térmica Loma de la Lata S.A. (“Loma de la Lata”), Transelec Argentina S.A. (“Transelec”), Dolphin Energía S.A. (“DESA”), IEASA S.A. (“IEASA”), Pampa Renovables S.A. (“Pampa Renovables” formerly Inversora Güemes S.A.), Pampa Real Estate S.A. (“PRESA”), Pampa Participaciones S.A. (“Pampa Participaciones”), Pampa Participaciones II S.A. (“Pampa Participaciones II”), Pampa Generación S.A. (“Pampa Generación”), Petrolera Pampa S.A. (“Petrolera Pampa”), Central Hidroeléctrica Lago Escondido S.A. (“Lago Escondido”) and Inversora Ingentis S.A. (“Inversora Ingentis”) on a line-by-line basis, as stated by Technical Resolution No. 21. As of December 31, 2008, the consolidated financial statements proportionally consolidated the accounts of Inversora Ingentis over which the Company exercised joint control (see Note 10). All significant intercompany balances and transactions have been eliminated in consolidation.

Data reflecting consolidated corporate control are as follows:

Companies under direct control	Ownership interest and voting stock percentage		Companies under indirect control / Companies jointly controlled	Ownership interest and voting stock percentage

	09.30.09	12.31.08		09.30.09	12.31.08

Generation
Inversora Nihuiles	90.27	90.27	Hidroeléctrica Los Nihuiles S.A.	51.00	51.00
Inversora Diamante	91.60	91.60	Hidroeléctrica Diamante S.A.	59.00 (4)	59.00
Loma de la Lata / Powerco (1)	100.00	100.00	Central Térmica Güemes S.A.	89.68 (5)	89.68 (5)
CIESA	100.00	100.00	Central Piedra Buena S.A.	100.00	100.00
Loma de la Lata	100.00	100.00	Energía Distribuida S.A.	100.00 (6)	99.95 (6)
Inversora Ingentis	100.00	50.00 (7)	Ingentis S.A.	61.00	61.00
Transportation
			Compañía de Transporte de
Transelec (2)	100.00	100.00	Energía Eléctrica en Alta Tensión	52.65	52.65
			Transener S.A.
Distribution
DESA (3)	100.00	100.00	Empresa Distribuidora y	51.54 (8)	51.54
IEASA (3)	100.00	100.00	Comercializadora Norte S.A.
Holding
Dilurey	100.00	100.00
PRESA	100.00	100.00
Pampa Generación	100.00	100.00
Pampa Participaciones	100.00	100.00
Pampa Participaciones II	100.00	100.00
Pampa Renovables	100.00	100.00
Petrolera Pampa	100.00	--
Lago Escondido	100.00	--

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 2. (CONTINUED)

(1) Loma de la Lata has control over Central Térmica Güemes S.A. (“CTG”) as a result of its 74.20% ownership interest in its capital and voting stock. Powerco, a fully owned subsidiary of the Company, carries an additional 15.48% interest in such company.

(2) Transelec owns 50% of Compañía Inversora en Transmisión Eléctrica Citelec S.A. (“Citelec”), which in turn controls Transener with a 52,65% ownership interest in its capital and voting stock.

(3) DESA and IEASA control Edenor through Electricidad Argentina S.A. (“EASA”) as a result of its 100% ownership interest in its capital and voting stock.

(4) As of September 30, 2009, additionally to the 59% equity interest in Hidroeléctrica Diamante S.A. through Inversora Diamante, the Company carries a direct 2% interest in such company.

(5) As of September 30, 2009, in adittion the Company holds a direct 2.58% interest in CTG. See Note 10 for more detail.

(6) Energía Distribuida S.A. (“Energía Distribuida”) is a company controlled by CTG with 99.99 % of its equity and votes.

(7) As of December 31, 2008, the Company held the co-control of Inversora Ingentis. Based on Note 10 as of September 30, 2009, the Company held 100% of such company.

(8) See Note 10 to the consolidated financial statements.

In accordance with Argentine GAAP, the presentation of the parent company’s individual financial statements is mandatory. Consolidated financial statements are to be included as supplementary information to the individual financial statements. For the purpose of these financial statements, parent company’s individual financial statements have been omitted.

Presentation of consolidated financial statements in constant Argentine Pesos

The unaudited consolidated financial statements have been prepared in constant monetary units, reflecting the overall effects of inflation through August 31, 1995. As from that date, in accordance with Argentine GAAP and the requirements of the control authorities, restatement of the financial statements was discontinued until December 31, 2001. As from January 1, 2002, in accordance with Argentine GAAP recognition of the effects of inflation has been resumed.

In accordance with CNV Resolution 441/03, inflation accounting was discontinued as from March 1, 2003.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting standards requires management of the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the recorded amounts of revenues and expenses during the reported periods. Significant estimates include those required for the accounting of depreciation and amortization, the recoverable value of assets, the income tax charge and provisions for contingencies. Actual results could differ from those estimates.

Comparative information

Balances as of December, 31 2008 and for the nine months ended September 30, 2008 as set out in these financial statements for comparative purposes are derived from the financial statements at those dates. Certain reclassifications have been made to those financial statements to present them in comparative form to conform to current period presentation.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 2. (CONTINUED)

Cash and cash equivalents

Cash has been stated at its face value.

The Company considers all highly liquid temporary investments with an original maturity of three months or less at the time of purchase to be cash equivalents.

Investments

Short-term

Time deposits have been valued at cost plus accrued interest at each period / year-end. Investments in corporate and government securities and mutual funds with an active market have been valued at their market price at each period / year-end. Other corporate and public securities have been valued at their face value plus accrued interests at each reporting date.

Changes in market values of such instruments are included in the line of the statement of income “Financial and holding results, net”.

Financial trusts: Valued based on the market period-end price of securities held by the trustee, translated into Pesos at each period/year end at the exchange rate effective.

Deposits from purchasing or selling U.S. Dollars at a future date and at a previously agreed-upon price are included as financial placements at the prevailing exchange rate for the period / year. Income from this transaction is included in Financial and holding results, net.

Long-term

Investments in which the Company has the ability to exercise significant influence but no control (between 20% to 50% of interest in the investee), are accounted for using the equity method. The Company evaluates its equity method investments for impairment whenever event or changes in circumstances indicate that the carrying amounts of such investments may not be recoverable. The difference between the carrying value of the equity method investment and its fair value is recognized as an impairment when the loss in value is deemed other than temporary. Currently, the Company does not have any investments accounted for under the equity method.

Investments in equity securities in which the Company does not exercise control or significant influence (less than 20%) are accounted for at cost.

Receivables and liabilities

Accounts receivable and payable are stated at their nominal value plus financial results accrued at each balance sheet date. Non-current trade receivables include receivables from the generation and distribution segments which, according to its contractual terms, are expected to be realized beyond one year.

Financial receivables and debt have been valued at the amount deposited or collected, respectively, plus accrued interest based on the interest rate estimated at the time of the transaction.

Non-current financial receivables and debt have been stated at their nominal value plus financial results accrued at period or year end, if applicable. The values thus obtained do not significantly differ from those that would result from application of the prevailing accounting standards, which establish that they must be valued at the amount receivable and payable, respectively, discounted applying a rate reflecting the time value of money and the risks specific to the transaction estimated at the time of their addition to assets and liabilities, respectively.

Foreign currency assets and liabilities

Assets and liabilities denominated in foreign currencies are translated at the prevailing exchange rates at period / year-end. Transactions denominated in foreign currencies are translated into local currency at the prevailing exchange rates on the date of transaction settlement.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 2. (CONTINUED)

Inventories, materials and spare parts

Inventories, materials and spare parts are stated at its replacement cost, which does not exceed their net realizable value at period/year end. Where necessary, an allowance is made for obsolete, slow moving or defective inventory.

Land acquired for their development and subsequent sale and fuel oil stocks were classified as inventories.

The Company classified inventories as current or non-current on the basis of the management estimate of when they will be sold or consummed.

Fixed assets

Fixed assets have been valued at cost less accumulated depreciation. Depreciation charges are generally computed under the straight-line method over the estimated useful lives assigned to the assets. Depreciation of Central Térmica Güemes and Loma de la Lata turbines and related equipment are calculated following the unit of production method. Depreciation of certain Transener assets have been calculated using technical formulas other than the straight-line method.

The cost of maintenance and repairs is charged to expense as incurred. The cost of significant renewals and improvements are added to the carrying amount of the respective assets. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in the consolidated statement of income.

Financial costs generated by building, assembling and finishing fixed assets, when such processes extend over time are capitalized as asset cost. Capitalizing financial costs generated by third-parties´ capital during the nine-month periods ended September 30, 2009 and 2008, amounted to Ps. 97,973,306 and Ps. 32,519,231, respectively, mainly related to works to expand the electric power generation plant located in Loma de la Lata and Edenor’s investments .

As of September 30, 2009, the Company recognized an impairment of Ps. 18,179,143 over certain fixed assets that are part of an electric power generation project due to changes in circumstances that affected its recoverability.

The recorded value of fixed assets do not exceed their recoverable value..

Intangible assets

Preoperating and organization costs: corresponds to general administrative costs, studies, valuations and other costs incurred in connection with Ingentis project. These costs will be amortized as from the start-up of the corresponding electricity generation plant.

Concession contract: corresponds to the total value assigned to the concessions of Hidroeléctrica Los Nihuiles S.A. (“HINISA”) and Hidroeléctrica Diamante S.A. (“HIDISA”) and they are amortized under the straight-line method based on the duration of the concession agreement. Concession agreements are recognized as intangible assets upon being purchased, irrespective of the goodwill that could be identified, when the intangible asset has been previously recognized by the acquired company.

Other intangible assets: corresponds to the intangible assets identified in the acquisition of companies of the distribution segment which are amortized under the straight-line method over the period the benefits derived from each asset are obtained.

Non- current other assets

Costs incurred in relation with Transener “Fourth Line” project are included under other non-current assets. These costs are amortized under the straight-line method over the term of the operating contract, consisting in 15 years.

Goodwill

Goodwill represents the excess or shortfall in the fair value of identifiable net assets acquired compared with their acquisition cost. Positive goodwill amortization charges are calculated on a regular basis throughout their useful life, representing the best estimate for the period during which the Company expects to receive economic benefits from them. Negative goodwill is amortized on a regular basis throughout a period equal to the weighted average remaining useful life of the issuer’s assets subject to depreciation and amortization.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 2. (CONTINUED)

Impairment of long-lived assets

The Company periodically evaluates the carrying value of its long-lived assets and certain intangible assets for impairment when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The carrying value of a long-lived asset is considered impaired by the Company when the expected cash flows, discounted and without interest cost, from such an asset, is less than its carrying value. In that event, a loss would be recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset. Fair value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved. Previously recognized impairment loss should only be reversed when there is a subsequent change in estimates used to compute the fair value of the asset. In that event, the new carrying amount of the asset should be the lower of its fair value or the net carrying amount the asset would have had if no impairment had been recognized.

Derivative financial instruments

The Company uses derivative financial instruments in the form of foreign currency forward exchange contracts to manage foreign currency risks. These instruments, designated or not as hedge instruments, are measured at their fair value. Changes in their fair value at each measurement date are charged to the statement of income under the line “Financial and holding results, net”.

Allowances and provisions

The Company provides for losses relating to accounts receivable. The allowance for losses is recognized when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the terms of the agreements.

The Company has certain contingent liabilities with respect to existing or potential claims, lawsuits and other proceedings. The Company accrues liabilities when it is probable that future costs will be incurred and such costs can be reasonably estimated.

Shareholders´ Equity

The account “Treasury stock” represents the face value of Company´s own shares acquired, which, as of September 30, 2009, and December 31, 2008, amounted to 211,883,347 and 126,426,196 Class A shares with a face value of Ps. 1, respectively. The acquisition cost of such shares amounted to Ps. 205,479,339 and Ps. 120,848,801 as of September 30, 2009, and December 31, 2008, respectively and it is disclosed by adjusting retained earnings (see Note 11).

Revenue recognition

Revenue is recognized when it is realized or realizable and earned when the following criteria are met: persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered; the prices are fixed or determinable; and collectability is reasonably assured.

Revenues for each of the business segments identified by the Company are recognized when the following conditions are met:

Generation

Revenues from generation are recognized under the accrual method, including power and energy effectively consumed by customers.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 2. (CONTINUED)

Transmission

Revenues from transmission services include the following items: (i) connection to the system, (ii) energy transmission and (iii) transmission capacity. Revenue is recognized in income as services are provided. As stated in the concession agreements, Transener and Transba receive bonus payments when certain quality thresholds are met. Bonusses are recognized on income when earned. The Company derives additional revenues related to the transmission services from the supervision of the construction and operation of certain assets and other services provided to third parties. These revenues are recognized in income as services are rendered.

Distribution

Revenues for distribution services include electricity supplied, whether billed or unbilled. Unbilled revenue is determined based on electricity effectively delivered to customers and valued on basis of applicable tariffs. Unbilled revenue is classified as current trade receivables. The Company also recognizes revenues from other concepts included in distribution services, such as new connections, pole rental and transportation of electricity to other distribution companies. All revenues are recognized when the Company’s revenue earning process has been substantially completed, the amount of revenues may be reasonably measured, and the economic benefits associated with the transaction will flow to the Company.

Holding

Income from the sale of plots of land is recognized upon granting possession.

Financial and holding results, net – Impairment of fixed and other assets

Financial and holding results are segregated into those generated by assets and those generated by liabilities

Impairment of fixed and other assets includes those losses arising from the evaluation of recoverability over those assets where indicators of impairment have been detected.

As of September 30, 2008, the Company recognized an impairment of Ps. 60,806,296 over a heavy duty 178 MW Alstom model GT13E2 gas turbine which sale was decided at that time, for considering it to be the best available alternative heeding changes in technical and economic conditions that affected the original project.

Taxes

Income tax

The Company records income taxes using the liability method, thus recognizing the effects of temporary differences between the carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using the enacted tax rates expected to be applied to taxable income in the years in which those temporary differences are expected to be reversed and settled, considering the regulations in effect at the time of issuance of these financial statements.

The Company recognizes tax assets on its balance sheet only when their realization is deemed to be probable. A valuation allowance is recognized for that component of net deferred tax asset which is not recoverable.

Tax on assets

The Company calculates tax on assets by applying the current 1% rate on computable assets at the end of the year. This tax complements income tax. The Company’s tax obligation for each year will agree with the higher of the two taxes. If in a fiscal year, however, tax on asset obligation exceeds income tax liability, the surplus will be computable as a down payment of income tax through the next ten years.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 3. EARNINGS PER SHARE

The Company has calculated basic earnings per share on the basis of the weighted average amount of outstanding common stock at September 30, 2009 and 2008, as follows:

	For the nine-month periods
	ended September 30, (Unaudited)

	2009	2008

Net income for the period	254,697,902	49,516,046
Weighted average amount of outstanding shares	1,339,247,035	1,525,921,597
Basic earnings per share	0.1902	0.0324

Furthermore, the Company has calculated diluted earnings per share on the basis of the possible dilutive effect of the options granted, as described in Note 13. Whether the dilutive effect increases the earnings per share, such dilutions will not be considered in calculations.

	For the nine-month periods
	ended September 30, (Unaudited)

	2009	2008

Net income for the period	254,697,902	49,516,046
Weighted average amount of outstanding shares	1,395,509,555	1,570,421,958
Diluted earnings per share	0.1825	0.0315

The reconciliation of the weighted average number of outstanding shares for basic and diluted earnings per share is as follows:

	For the nine-month periods
	ended September 30, (Unaudited)

	2009	2008

Weighted average amount of outstanding shares for basic earnings per
share	1,339,247,035	1,525,921,597

Number of shares to be added if all the options granted are exercised	56,262,520	44,500,361

Weighted average amount of outstanding shares for diluted earnings per
share	1,395,509,555	1,570,421,958

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 4. BREAKDOWN OF MAIN BALANCE SHEET ACCOUNTS

	As of	As of
	September 30, 2009	December 31, 2008

	(Unaudited)	(Audited)
Trade receivables
Current
Receivables from energy distribution	419,068,000	469,105,000
Receivable from Argentine Wholesale Electric Market	80,936,245	102,297,362
Compañía Administradora del Mercado Mayorista Eléctrico S.A.
("CAMMESA"):
- Generation	157,706,527	118,324,172
- Transmission	46,129,579	42,899,205
Res. Nº 406/03 and FONINVEMEM consolidated receivables (1)	43,139,160	34,168,145
Debtors in litigation	15,553,354	14,799,354
Related parties	341,363	346,336
Other	16,029,021	13,777,768

Subtotal	778,903,249	795,717,342
Allowance for doubtful accounts	(24,113,768)	(39,247,629)

	754,789,481	756,469,713

Non-current
Receivables from energy distribution	73,267,000	65,839,000
CAMMESA - Generation	616,083	616,083
Res. Nº 406/03 and FONINVEMEM consolidated receivables (1)	165,861,090	124,794,701
Other	372,690	288,406

Subtotal	240,116,863	191,538,190
Allowance for doubtful accounts	(404,795)	(404,795)

	239,712,068	191,133,395

Other receivables
Current
Tax credits	200,409,018	124,348,712
Advances to suppliers	34,960,418	31,105,146
Advances to employees	5,204,992	8,756,991
Related parties	502,081	4,685,606
Prepaid expenses	12,766,980	12,708,135
Other debtors from energy distribution	16,792,000	20,608,000
Other	15,858,662	10,012,081

Subtotal	286,494,151	212,224,671
Allowance for doubtful accounts	(7,520,770)	(4,953,770)

	278,973,381	207,270,901

(1) Fondo para Inversiones Necesarias que permitan incrementar la Oferta de Energía Eléctrica en el Mercado Eléctrico Mayorista (“FONINVEMEM”), Fund for Investments required to increase the electric power supply in the Wholesale Electric Market (WEM).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 4. (CONTINUED)

	As of	As of
	September 30, 2009	December 31, 2008

	(Unaudited)	(Audited)
Other receivables (continued)
Non-current
Tax credits:
- Tax on assets	44,938,200	55,804,158
- Deferred income tax asset	96,193,634	113,668,182
- Other tax credits	12,961,332	42,367,715
Advances to suppliers	3,653,335	3,653,335
Employee stock ownership programme	6,809,018	5,867,230
Prepaid expenses	1,519,487	1,680,000
Related parties	145,028	-
Other	2,015,080	1,400,647

Subtotal	168,235,114	224,441,267
Allowance for doubtful accounts	(3,653,335)	(3,653,335)

	164,581,779	220,787,932

Accounts payable
Current
Suppliers	472,916,725	536,188,252
CAMMESA	5,731,734	-
Fees and royalties	2,398,215	6,068,040
Related parties	37,875	604,394
Deferred income	5,194,641	5,326,559
Customer advances	39,995,864	31,447,767

	526,275,054	579,635,012

Non-current
Suppliers	2,858,000	-
Deferred income	2,977,050	3,115,990
Customer advances	75,393,462	75,159,354

	81,228,512	78,275,344

Financial debt
Current
Financial loans	138,295,645	22,351,184
Bank overdrafts	237,045,365	119,608,288
Corporate bonds	2,063,731	484,163
Short-term notes	48,985,964	-
Accrued interest	37,854,501	24,589,404
Related parties	7,337,383	-

	471,582,589	167,033,039

Non-current
Financial loans	86,663,356	63,742,777
Corporate bonds	1,725,526,657	1,955,058,896
Accrued interest	-	12,198,992
Related parties	425,575	-

	1,812,615,588	2,031,000,665

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 4. (CONTINUED)

	As of	As of
	September 30, 2009	December 31, 2008

	(Unaudited)	(Audited)
Taxes payable
Current
Provision for income tax, net of witholdings and advances	34,099,701	23,830,872
Provision for tax on assets, net of witholdings and advances	30,605,285	29,037,566
Value added tax	39,388,324	41,228,362
Municipal, provincial and national contributions	26,453,135	23,927,956
Municipal contributions	23,547,000	20,754,004
Income tax withholdings to be deposited	10,387,724	6,989,114
Other	12,243,935	7,448,062

	176,725,104	153,215,936

Non-current
Deferred tax liabilities	539,254,461	563,435,160
Value added tax	18,712,087	28,512,723
Other	12,749,622	-

	570,716,170	591,947,883

Other liabilities
Current
Expenses accrued	30,408,034	24,204,451
Programme of rational use of energy	179,410,000	33,494,000
Related parties	2,325,000	748,202
Accrual for Directors and Syndics' fees	281,755	602,609
Dividends payable	-	16,797,217
Other	6,118,746	10,864,046

	218,543,535	86,710,525

Non-current
ENRE fines and bonuses (1)	359,556,000	331,613,000
Other	21,687,135	8,517,039

	381,243,135	340,130,039

(1) Corresponds to sanctions imposed by the Ente Regulador de la Electricidad (ENRE) in the Company’s distribution business due to non-compliance of certain service quality indexes established by the respective concession contract.

	For the nine-month periods
	ended September 30, (Unaudited)

	2009	2008

Sales
Generation	1,576,883,362	1,384,283,310
Transmission	220,933,708	165,985,884
Distribution	1,578,245,000	1,395,351,000
Other	10,249,985	3,367,796

	3,386,312,055	2,948,987,990

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 5. INCOME TAX

The breakdown of deferred tax assets and liabilities is as follows:

	As of	As of
	September 30, 2009	December 31, 2008

	(Unaudited)	(Audited)
Tax loss-carryforwards	84,319,817	82,032,726
Trade receivables	(48,928,979)	(12,981,864)
Materials and spare parts	(716,032)	(609,032)
Inventories	(34,430)	(1,007,229)
Fixed and intangible assets	(604,546,609)	(576,001,256)
Other assets	(2,389,853)	(1,018,805)
Financial debt	(19,089,249)	(32,944,047)
Other liabilities and provisions	139,726,899	94,594,431
Other	8,597,609	(1,831,902)

Net deferred income tax liability	(443,060,827)	(449,766,978)

Below is a reconciliation between income tax expense and the amount resulting from application of the tax rate on the before taxes:

	For the nine-month periods
	ended September 30, (Unaudited)

	2009	2008

Income before taxes and minority interest	471,032,362	172,615,809
Current tax rate	35%	35%

Result at the tax rate	(164,861,327)	(60,415,533)

Goodwill amortization	(5,250,682)	(5,235,727)
Purchase options granted to Directors	(3,088,751)	(3,088,751)
Non-taxable income	63,124,783	2,080,728
Other	(11,837,125)	(8,432,784)

Subtotal	(121,913,102)	(75,092,067)
Expiration of tax loss-carryforwards	233,816	(50,533,545)
Change in valuation allowance for tax loss carryforwards	(7,788,122)	50,456,813

Total income tax expense	(129,467,408)	(75,168,799)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 6. SUBSIDIARIES FINANCING STRUCTURE

The indebtedness structure of the Company's subsidiaries as of September 30, 2009 is mainly made up of the following corporate bonds and short-term notes:

Subsidiary company	Corporate bonds	Issuance date	Currency	Notional Amount	Repurchased amount	Remaining amount	Repurchase result	Agreed rate	Final maturity
				in thousands			in thousands of Ps.
Transener	At par at fixed rate	Dec-20-06	US$	220,000	79,067	140,933	82,704	8.88%	2016
	At par at variable rate	Dec-20-05	US$	12,397 (1)	9,322	3,075		3% a 7% (incremental)	2016
Edenor	At par at variable rate	Apr-24-06	US$	12,656	-	12,656	78,332	Libor + 0% a 2% (incremental)	2019
	At par at fixed rate	Apr-24-06	US$	80,048	64,761	15,287		3% a 10% (incremental)	2016
	At par at fixed rate	Oct-09-07	US$	220,000	57,688	162,312		10.50%	2017
EASA	At par at fixed rate	Jul-19-06	US$	12,874 (2)	234	12,640	80,124	3% a 5% (incremental)	2017
	At a discount at fixed rate	Jul-19-06	US$	76,545 (2)	75,452	1,093		11%	2016
CTG	At par at fixed rate	Oct-03-03	US$	6,069	855	5,214	3,425	2%	2013
	At par at fixed rate	Jul-20-07	US$	22,030	18,196	3,834		10.50%	2017
Loma de la Lata	At a discount at fixed rate	Sep-08-08	US$	189,299 (2)	10,635	178,664	244	11.25%	2015
Edenor	At par at variable rate	May-07-09		$75,700	-	75,700	-	Badlar private + 6,75%	2013
Central Piedrabuena	Short-term note	Apr-15-09		$21,750	-	21,750	-	Badlar private + 4,25%	2009
	Short-term note	Aug-13-09		$25,215	-	25,215	-	Badlar private + 4,70%	2010

(1) Corresponds to the remaining amount as of December 31, 2008.
(2) Include interests capitalized after the issue. The repurchased amounts were adjusted for interests capitalized, if correspond.

During the nine-month period ended September 30, 2009, the Company and its subsidiaries acquired corporate bonds of various subsidiaries at their respective market value for a total face value of US$ 208,7 million. Due to these debt-repurchase transactions, the Company and its subsidiaries recorded a gain of Ps. 244,829,765 disclosed in the line “Result of repurchase of financial debt” in financial and holding results generated by liabilities. As of September 30, 2009, the Company and its subsidiaries held own corporate bonds for a total face value of US$ 316,2 million.

Below are described the main characteristics of the indebtedness of each of the subsidiaries:

Transener

In October 2006 Transener started a process for refinancing its outstanding financial debt, offering to the bondholders the repurchase of Class 6 and Class 8 Corporate Bonds at par value in cash, and to fully redeem Class 7 and Class 9 Corporate Bonds issued at a discount, obtaining the approval of approximately 76% of them.

To finance the purchase offer and the redemption of the mentioned bonds, Class 1 Corporate Bonds for US$ 220 million were issued. These new securities with a final maturity on December 15, 2016 bear interest at an annual rate of 8.875% and shall be repaid in four equal installments on December 15, 2013, 2014, 2015 and 2016. Class 1 Corporate Bonds have been authorized for public offering in Argentina pursuant to the provisions of CNV Resolution No. 15,523 dated November 30, 2006.

The settlement of the purchase offer in cash of the Class 6 and Class 8 Corporate Bonds at Par, the full redemption of the Class 7 and Class 9 Corporate Bonds at a discount, and the issuance of the new Class 1 Corporate Bonds took place on December 20, 2006.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 6. (CONTINUED)

Under the refinancing terms, Transener and its restricted subsidiaries are subject to complying with a series of restrictions, among which we may highlight limitations to indebtedness, sale of assets, transactions with shareholders and subsidiaries and making control change in under certain circumstances. At the date of issuance of these financial statements Transener and its subsidiaries had fulfilled these obligations.

Edenor

Corporate Bonds Programme

On October 9, 2007, Class 7 Corporate Bonds for US$ 220 million were issued under the public offering regime for a term of ten years, at par value, accruing interest at an annual fixed rate of 10.5%, payable on April 9 and October 9 of each year, the first service of which was on April 9, 2008, the principal being amortized in a down payment on October 9, 2017.

Proceeds from the issuance of these Corporate Bonds were used to repaid existing outstanding Corporate Bonds with maturity in 2014.

Edenor Debt Issuance

On April 13, 2009, the Board of Directors of Edenor approved the issuance and listing of Floating Rates Notes due 2013 for a principal amount of up to Ps. 150 million, within the framework of the Global Medium Term Corporate Notes Issuance Program.

On May 7, 2009, Edenor issued Ps. 75,7 million Class No. 8 Notes, with a four year maturity, priced at 100% of principal, accruing interest as of the date of issuance at a floating rate equal to the BADLAR private rate plus a spread of 6.75% per annum. The Notes will pay interest quarterly, with the first interest payment date on August 7, 2009. The principal amount will be amortized in 13 consecutive quarterly installments, with the first principal payment date on May 7, 2010.

The Company requested the listing of the notes on the Bolsa de Comercio de Buenos Aires and its admission to negotiation on the Mercado Abierto Electronico S.A.

Net proceeds from placing the Notes will be used to finance the capital expenditures plan of Edenor.

Derivative financial instruments

As of December 31, 2008, Edenor executed transactions with derivative financial instruments to ensure the exchange rate of cash flows related to three maturities of interest on financial debt, Corporate Bonds at par at fixed interest rate and Corporate Bonds Class No. 7, for US$ 2,4 million and US$ 11,6 million, respectively, through December 2009.

As of September 30, 2009 Edenor helds financial instruments to be hedge against the fluctuation of exchange rate in connection with US$ financial obligations mentioned above. Additionally, Edenor has executed forward transactions to use them as hedging instruments to mitigate the risk generated by the fluctuations of the US dollar exchange rate.

Since these transactions have not been designated as hedge instruments, Edenor has accounted for these derivative instruments at their net realizable value or settlement value, depending on whether they have been classified as assets or liabilities with changes in the financial results, in the statement of income.

EASA

Financial debt renegotiation – Main obligations

As established in the issuance prospectus of its corporate bonds, the main obligations assumed by EASA consist in limitations to: (i) indebtedness; (ii) certain transactions with shareholders; (iii) level of operating expenses; and, (iv) restricted payments (among others, payments of dividends, fees to shareholders, banned investments).

At the date of the issuance of the Company’s financial statements, EASA complies with its obligations as established in the trust agreement relating to the Corporate Bonds issued after having completed the restructuring process of its financial debt.

On the dates provided in the issuance conditions, EASA paid interest related to the New Corporate Bonds, capitalizing the portion of interest accrued from the coupon in kind. Considering such interest capitalization, debt amounts as of September 30, 2009, are as indicated in this note.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 6. (CONTINUED)

Central Térmica Güemes

Exchange of Corporate Bonds

On June 12, 2007 CTG launched an exchange offer of all outstanding Series A Corporate Bonds amounting to US$ 31,7 million and Series B Corporate Bonds amounting to US$ 21,9 million with maturity in 2013 (“Bonds 2013”). The exchange offer was authorized by resolutions adopted by the Shareholders´ Meeting held on June 28, 2007 and by the Board of Directors Meetings held on June 12, 2007, June 21, 2007 and June 28, 2007.

The above mentioned Shareholders´ Meeting approved the issuance of unsecured and unsubordinated non-convetible US dollar-denominated Corporate Bonds up to US$ 34,8 million. On July 20, 2007, date of expiration of the exchange offers, CTG received the acceptance of 88.7% of the holders of the total debt subject to restructuring. The exchange took place on July 25, 2007, date on which CTG, under the conditions offered to and accepted by the participating bondholders:

- Issued US$ 22,0 million Corporate Bonds accruing interest at a rate of 10.5%, falling due on September 11, 2017 (“Bonds 2017);
- Paid US$ 8,9 million in cash to the holders that exercised this option; and
- Paid US$ 0,3 million in cash of accrued and unpaid interest at the date of the exchange, plus a cash payment of US$ 0,1 million for holders that accepted the offering in advance.

The Corporate Bonds were authorized by the CNV on July 11, 2007 in conformity with the certificate Nº 329. Corporate Bonds have been also authorized for trading on the Buenos Aires Stock Exchange and the Mercado Abierto Electrónico.

Amendments to covenants of Corporate Bonds

On December 23, 2008, and on January 20, 2009, CTG completed the process to amend certain restrictive covenants of its Bonds 2017 and Bonds 2013, respectively. The main objective of these approved amendments is to change certain restrictive covenants to reflect the current financial position and business prospects of CTG and grant CTG the ability of assuming debt and encumbrances that are reasonable considering its EBITDA and its debt service capacity.

The approved amendments allow CTG, among others to:

- Incur in additional debt for up to US$ 30 million for any purpose, irrespective of its indebtness.
- Incur in additional debt as long as the debt ratio of its outstantding debt and EBITDA does not exceed the 3 to 1 ratio (excluding up to US$ 30 million of additional permitted debt).
- Incur in additional debt or guarantee incurred debt to finance or refinance the acquisition, construction, improvement or development of any other asset, including the new generation unit at CTG.

Global programme of securities representing short–term debt

On July 21, 2008, the Ordinary and Extraordinary Shareholders’ Meeting of CTG approved the creation of a Global Programme of securities representing short-term debt up to a maximum amount outstanding at any time that may not exceed Ps. 200 million or the equivalent amount in other currencies, under which CTG may issue corporate bonds in various classes and/or series, each one of them with an amortization term of up to 365 days or a shorter or longer term that in the future applicable regulations may contemplate. Such Meeting delegated to CTG’s Board of Directors the power to establish certain conditions of the Programme and the opportunity of issuance and other terms and conditions of each class and/or series of corporate bonds to be issued under the Programme.

As of September 30, 2009, CTG has not issued any class and/or series of corporate bonds under this Programme.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 6. (CONTINUED)

Central Piedra Buena S.A.

On June 18, 2008, the Ordinary and Extraordinary Shareholders’ Meeting of CPB approved the creation of a global programme for the issuance of securities representing short–term debt (the “VCP”) in the form of simple corporate bonds non-convertible into shares, denominated in pesos, US dollars or any other currency with or without guarantee, either subordinated or not, for a maximum outstanding amount at any time that may not exceed Ps. 200 million, with an amortization term of up to 365 days, or at a longer term that applicable rules may contemplate (the “Programme”). Such Meeting delegated to CPB’s Board of Directors the power to establish certain conditions of the Programme and the opportunity to issue and other terms and conditions of each class and/or series of corporate bonds to be issued under the Programme.

Additionally, on February 26, 2009, the General Ordinary and Extraordinay Shareholders’ Meeting of CPB approved an amendment to the Programme in order to give CPB the alternative of issuing VCPs under the form of serial promissory notes, giving more flexibility for the placement of VCP among institutional investors in the corporate debt market.

As of September 30, 2009, CPB issued two VCP series under this program. Their terms are detailed in the table at the beginning of this note.

After the period-end, CPB's Board of Directors approved the issuance of a new class of VCPs under such Program (see Note 16).

Loma de La Lata

Financing for Loma de La Lata s’ Project

On May 30, 2008, Loma de la Lata entered into two facility agreements with ABN AMRO Bank N.V. and Standard Bank Plc., as lenders, and ABN AMRO Bank N.V., Argentine Branch, for financing a part of the costs to be incurred in connection with Loma de la Lata’s current expansion project (converting such plant’s existing generation units into a combined cycle-gas fired power plant which has a total cost of approximately US$ 205 millions). The facility agreements provided for the issuance of letters of credit for an aggregate amount of US$ 88,2 million (in addition to other fully collateralized letters of credits issued by ABN AMRO Bank N.V. for an aggregate amount of US$ 66,5 million), and set forth the financial commitments granted by such banks to make loans in favor of Loma de la Lata for an aggregate amount of up to US$ 80 million, which loans would mature in March 2013 (except as extended pursuant to the terms of the facility agreements).

Fees on such letters of credit accrue at an annual rate ranging from 2% to 2.5% (this fee was reduced since Loma de La Lata collateralized such letters of credit with funds from de issuance of corporate bonds, as defined below).

Due to the issuance of the corporate bonds, Loma de La Lata has made guaranteed deposit securing the funds to be disbursed under the previously mentioned letters of credit (and their related payable fees), thus replacing the obligation of making reimbursements by joint arrangers under the financing agreements and reducing, among others, the fees payables under such letters of credit.

The Corporate Bonds are guaranteed by credit rights against such company and fiduciary assignment of: (a) rights to receive payments and/or claim damages arising from (i) sales of electricity (energy and/or power) resulting from the additional capacity arising from the extension project, (ii) agreements to supply natural gas, (iii) project agreements, and (iv) insurance agreements; and (b) funds deposited in guarantee to cover the amount of the fixed interes portion until the provisional reception date of the expansion works. Additionally, the corporate bonds issued are secured by PESA (shareholder controlling Loma de La Lata) as direct and main obligor.

On December 29, 2008, Dilurey executed an option agreement by which it grants an irrevocable put option on the corporate bonds issued by Loma de la Lata for US$ 10 million, and such option may be exercised within 30 days as from September 8, 2011.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 6. (CONTINUED)

Authorization for the issuance of Corporate Bonds of Loma de La Lata

Loma de la Lata approved by means of the Extraordinary Shareholders’ Meeting held on June 24, 2008 and the Ordinary and Extraordinary Shareholders’ Meeting held on July 24, 2008, the issuance of corporate bonds up to the amount of US$ 200 million (the “Corporate Bonds”) for, among other purposes, finance the Project, replacing the disbursement of the joint organizers, under the financing agreements. Such Meetings also approved the admission of Loma de La Lata into the public offering system and the application to the CNV of the respective public offering authorization of Corporate Bonds.

On September 8, 2008, Loma de Lata issued simple Corporate Bonds for a face value of US$ 178,000,000 at 11.25%, maturing in 2015 and with a subscription price of 93.34% implying a yield through maturity of 12.95% . The capital will be amortized in five semiannual consecutive payments, the first of which will be sixty months as from the issuance and settlement date. The first four amortization payments will be for an amount equivalent to 12.5% of capital, while the fifth and last amortization payment and full settlement will be made upon maturity for an amount equivalent to 50% of the issued capital. Interest will accrue on the outstanding capital as from the issuance and settlement date and until settling all the amounts owed under the Corporate Bonds at a fixed rate equivalent to a nominal 11.25% interest rate. The interest rate will be comprised of (i) one fixed interest rate portion equivalent to a fixed nominal rate of 5% and (ii) an interest portion capitalizable at a nominal fixed 6.25% (the "Capitalizable Interest Portion”).

Loma de La Lata is obliged to cancel the amounts related to all interest, however it is stated that: (i) the Capitalizable Interest Portion related to interest payable on the first two Interest Payment Date (as defined in the Prospectus for the issuance of Corporate Bonds) will be automatically capitalizable, and (ii) provided no Event of Default occurred for failing to pay any amount owed under the Corporate Bonds or they were declared due and payable either fully or partially, Loma de La Lata may choose, at its sole discretion, to defer paying interest exclusively as regards the Portion of Capitalizable Interest and capitalize accrued interest related to such portion payable on the following three Interest Payment Dates (the “Option to Capitalize”). The Option to Capitalize may be exercised by Loma de La Lata only on the third, fourth and/or fifth Interest Payment Date. The option to capitalize interest could only be exercised by Loma de la Lata in the first four semiannual interest payments.

Inversora Nihuiles and Inversora Diamante

Financing of the acquisition of participation in Inversora Nihuiles and Inversora Diamante

In October 2006, the Company acquired shares of Inversora Nihuiles and Inversora Diamante, which were partially financed by the seller, Banco de Galicia y Buenos Aires S.A. (“Banco Galicia”) for US$ 4,900,000. This loan accrues interest at 3% and matures on June 7, 2011.

Due to such financing, the Company created a first pledge in favor of Banco de Galicia on the shares of Inversora Nihuiles and Inversora Diamante that were acquired from Banco de Galicia.

NOTE 7. SUBSIDIARIES REGULATORY FRAMEWORK

Generation

The Company and its subsidiaries generate energy which, through the SADI (interconnected system) is directly sold to the Wholesale Electric Market (WEM) at the prices approved by CAMMESA. Such prices arise from supplying the WEM’s electric demand with electric supply whose variable production cost is related to the less efficient machine that is currently generating power with natural gas. Revenues from the sale of power result from the sales on the WEM’s spot market and sales to large client on the WEM’s Forward Market through agreements executed by the parties and in accordance with the regulations established by the Energy Secretariat (ES).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 7. (CONTINUED)

Restrictions on spot prices Energy - Secretariat Resolution 240/2003

By means of this resolution the ES amends the methodology to set the prices on the WEM and determines that the maximum variable production cost (CVP) recognized to set the prices is that of the most inefficient unit operating or available using natural gas. The difference between the CVP and the Node Price of the thermal machine in operation is included as Temporary Dispatch over cost (Stabilization FundSub-account). Additionally, in case of restrictions to the demand, the maximum Spot Price recognized is Ps. 120 per MW.

As the seasonal price had not followed the evolution of the WEM’s spot price approved by CAMMESA, the resources from the Stabilization Fund were used to meet production costs, for which during the last few years this fund underwent an ongoing definancing.

Receivables from WEM generators

In September 2003, the ES issued Resolution No. 406/03 by which it was established that, based on the depletion of available resources in the WEM’s Stabilization Fund, amounts pending payments in each month are consolidated, accruing interest at an interest rate equivalent to the mean monthly yield obtained by OED-CAMMESA (agency in charge of dispatch) in its financial placements, to be paid when the Fund will have sufficient funds according to a priority order of payment to agents.

This situation directly affects the Company’s financial position and its subsidiaries as they carry consolidated receivables documented by CAMMESA, under LVFVD (Sales Settlements with Due Date to be Defined).

Fund for Investments required to increase the electric power supply in the WEM (FONINVEMEM)

ES Resolution No. 712/04 created the FONINVEMEM to increase the available electric generation by investments in thermal generation.

By means of resolutions No. 826/04, 1,427/04, 622/05 and 633/05, the Energy Secretariat invited all WEM agents creditors with LVFVD to express their decision to convert (or not) 65% of their receivables accumulated from January 2004 and through December 2006, in an interest in a combined cycle project, payable once all new combined cycles to be built with the financing of FONINVEMEM are operational.

The portion of LVFVD contributed to FONINVEMEM will be converted into US$ and will have an annual yield at LIBO + 1% and will be received in 120 equal, monthly and consecutive installments as from the commercial authorization of the combined cycle of electric plants, expected for the first quarter to 2010.

Consequently, on December 13, 2005, the agreements to organize the generating companies “Sociedad Termoeléctrica Manuel Belgrano S.A.” and “Sociedad Termoeléctrica José de San Martín S.A.” were executed. Both companies with the object to produce electric power and its commercialization in block and specifically, the management to purchase the equipment, construction, operation and maintenance of a thermal power station. The Company through some of its subsidiaries executed the respective minutes accepting the subscription of shares for both generating companies. Both generators were cleared to operate in open cycle during 2008.

Accumulated balances originated by the LVFVD related to the years 2004 through 2006 under FONINVEMEM, plus accrued interest through September 30, 2009 add up to Ps. 108 million approximately.

Likewise and in regards to receivables generated during 2007, on May 31, 2007, the ES issued Resolution No. 564, convoking again those private WEM creditors to extend their interest in the FONINVEMEM by contributing 50% of such receivables. Although such resolution establishes various alternatives to recover funds contributed to FONINVEMEM, the Company and its generation subsidiaries chose to allocate such receivables to alternative projects to invest in new electric generation equipment.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 7. (CONTINUED)

Therefore, the required conditions were duly complied with: (a) the investment should be equivalent to three times the value of the receivables; (b) the project should consist of a contribution of a new generating plant or the installation of new generating unit within an already-existing plant; and (c) power and reserved capacity should be sold on the forward market (including Energía Plus) while exports are not allowed for the first 10 years.

Based on the investment projects presented, on June 20, 2008 by means of Brief No. 615, the ES considered verified the Company and its subsidiaries´ proposal and instructed the OED to pay the 2007 LVFVD, which as of December 31, 2008, had been duly collected.

Committed Supply Agreements

On July 24, 2008, the ES issued Resolution No. 724/08 by which it authorized the execution of WEM Committed Supply Agreements with generating agents, related to the repair and or repowering of generation groups and/or related equipment. This applies to those WEM generation agents filing plans to repair and/or repower their generating equipment whose cost exceeds 50% (fifty percent) of revenues expected to receive by the Generation Agent on the “Spot” market during the life of such agreement, related to compensating items subject to subsection (c), Section 4, ES Resolution No. 406/03.

The procedure will consist in the ES evaluating the proposals filed, instructing CAMMESA as to those authorized to enter into a contract, even indicating, if convenient, the granting of loans to the Generation Agent in the event they are required to finance the disbursement to be made to meet the cost of repairs exceeding the compensation to be received for the agreement.

Under this resolution, Central Piedra Buena and Loma de La Lata have executed agreements that will allow them to recover consolidated receivables from subsection (c), ES Resolution No. 406/03, either of their own or from third parties, by applying them to improvement or expansion works for up to a maximum 50% of their costs.

As of September 30, 2009, under such agreements, the subsidiaries companyes partially collected from OED-CAMMESA its consolidated receivables accrued during 2008. The outstanding balance of 2008 LVFVD and those accrued during 2009, plus interest accrued as of September 30, 2009 add up to approximately Ps. 121 million..

Under such agreements, Loma de la Lata has issued several credit assignment agreements with other WEM generators in connection with their LVFVD accumulated and to be accumulated between January 1, 2008 and December 31, 2009, either in full or in part, depending on CAMMESA’s availability of funds. Such agreements establish the terms and conditions of each assignment, which will be carried out fully or partially as CAMMESA settles the respective receivables, upon which Loma de la Lata will settle the unpaid amounts to the counterparties. Due to the assignments carried out as of September 30, 2009, the Company has recorded income for PS 3,903,979, under financial and holding results.

The future evolution of this situation could call for the Government to modify some of the measures adopted or issue additional regulations. Impacts generated by the measures adopted to date by the Federal Government on the Company’s, and its subsidiaries´ economic and financial situation as of September 30, 2009, were calculated according to evaluations and estimates carried out by management when preparing these consolidated financial statements and should be read considering such circumstances.

Energy Plus - ES Resolution No. 1,281/06

The Energy Secretariat approved Resolution No. 1,281/06, in which it is established that the existing energy commercialized in the Spot market will have the following priorities: (1) Demands below 300 KW; (2) Demands over 300 KW with contracts; and (3) Demands over 300 KW without contracts.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 7. (CONTINUED)

It also establishes certain restrictions to the commercialization of electricity, and implements the Energy Plus service, which consist in the offering of additional generation availability by the generating agents. These measures imply the following:
- Hydroelectric and thermal generators without fuel contracts are not allowed to execute any new contract.
- Large Users with a demand over 300 KW (“LU300”) will be only allowed to contract their energy demand in the forward market for the electrical consumption made during the year 2005 (“Base Demand”) with the thermoelectric plants existing in the WEM.
- The new energy consumed by LU300 over the Base Demand must be contracted with new generation at a price freely negotiated between the parties (Energy Plus).
- The New Agents joining the system must contract their whole demand under the Energy Plus service.
For the new generation plants to be included within the Energy Plus service, they must have fuel supply and transportation contracts.

Under such standard, CTG increased its generation capacity by 98.8 MW ISO upon starting up the new LMS 100 generation unit. CTG is the first WEM generator that is in a position of providing the service to Energía Plus. For such purpose, service agreements were executed with Energía Plus for the entire Net Effective Power of the extension with various agents from the Forward Market (MAT).

ES Resolutions No. 599/07 and 1,070/08: Natural gas supply

Resolution No. 599/07, dated June 14, 2007, approves the proposal for the agreement with the producers of Natural Gas 2007 - 2011, aiming at supplying the domestic demand of that fuel.

Each of the signing producers undertakes to make available to the gas consumers, whose consumptions are a part of the Agreement Demand, the daily volumes which are set forth for said Signing Producer, which have been calculated according to established proportions. The Agreement Demand has been established on the basis of the gas consumption of the natural gas Internal Market of Argentina during 2006.

For the purposes of supplying the Priority Demand and performing a useful and efficient contracting of the corresponding part of the Agreement Volumes, the Signing Producers must satisfy at least the consumption profile verified in each of the supply arrangements to be renewed and corresponding to the consumption of each month of 2006.

Additionally, on October 1, 2008, the ES issued resolution No. 1,070/08 setting forth a supplementary agreement with natural gas producers, and which purpose was to establish a contribution by the producers to the trust fund for subsidizing residential liquefied gas consumptions, created by Law No. 26,020. This agreement brought about new benchmark prices for natural gas for the energy sectors including that of generating electricity.

The resolutions mentioned above were in effect until June 30, 2009. Since July 17, 2009, a new agreement was signed among other gas producers and the Ministry of Federal Planning, Public Investment and Services, seeking to find the appropriate tools to resolve the issues affecting the sector’s balance, the situation of regional economies and national interests. This agreement established a new price for natural gas used by electric power plants, applicable as from the second semester of 2009.

Recognition of variable costs

On October 29, 2007 the National Energy Secretariat informed that the current variable cost to be recognized to the generators of Ps.7.96/MW, shall be increased in accordance with the consumed liquid fuel, by:

• Gas-oil/Diesel Oil Generation: Ps. 8.61/MW

• Fuel Oil Generation: Ps. 5.00/MW

In addition, if a thermal unit generated with natural gas of the company’s own receives a remuneration in which the difference between the maximum recognized variable production cost and the node price is below 5 Ps./MW, the latter value must be recognized.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 7. (CONTINUED)

Benchmark fuel oil price

By means of Brief No. 483/08, the ES instructed CAMMESA to recognize to generators a maximum price of 60.50 US$/barrel plus a 10% related to administrative cost plus freight, for purchases of fuel oil of national origin to generate electric power as from April 24, 2008.

Afterwards, and due to significant variations in the International fuel market as regards to listed prices of crude and its derivatives, the ES issued Brief No. 1,381/08 in October 2008, instructing CAMMESA to recognize as from November 1, 2008, to generators acquiring fuel oil with proprietary resources, a weekly price resulting from considering the average of 10 listed prices (based on the benchmark listed price of Base Platts as defined in the resolution) prior to the calculation closing date, less a differential of 2.50 US$/barrel, under FOB La Plata plus 10% of the total purchase cost of fuel, for administrative and financial expenses plus freight cost

In the case that listed prices on the International market increase, the maximum benchmark price to be recognized will be 60.50 US$/barrel plus 10% (ten percent) of the total purchase cost of fuel for administrative costs plus the freight cost.

Procedure regarding the dispatch of natural gas for electricity generation

On October 7, 2009, the ED instructed CAMMESA to summon all WEM thermal generators to formally express their decision to adhere to the “Procedure to dispatch natural gas for the generation of electricity” (the “Procedure”).

The Procedure basically consists in acknowledging that CAMMESA, upon operating restrictions in the natural gas system can assume the rights over the volumes and transportation of natural gas that the generators may have in order to try to maximize the thermal supply from the power generation sector. In exchange for such voluntary assignment of volume and transportation of natural gas, the generator will receive, during the life of the Agreement, the higher value of: the positive difference between the approved spot price and the variable generation cost with natural gas recognized by CAMMESA or 2.5 U$S/MWh. If the unit was operational, such value shall apply to the maximum value between the power actually produced, irrespective of the fuel used and that which would have been produced if natural gas were available, as long as its recognized variable generation cost was lower than the Operated Marginal Cost (“CMO”) on the WEM. If the unit was not available, the power that would have been produce had the natural gas been available and actually assigned to CAMMESA, as long as its recognized variable generation cost were lower than the CMO on the WEM. This compensation will be considered as subsection (c), section 4, S.E. Resolution No. 406/03 for its payment. The Procedure shall be in effect during the winter periods of 2009 through 2011.

Thermal generation companies controlled by the Company formally subscribed to these Procedures and are awaiting the notification by the ED regarding its implementation considering the high degree of participation by thermal generators.

Transmission

Tariff situation

Within the framework of the renegotiation of Utility contracts, in May 2005 Transener and Transba signed the Agreement Minutes with the Renegotiation and Analysis of Utility Contracts Unit (“UNIREN”), including the terms and conditions to adjust the Concession Contracts, which were ratified by Decrees 1,460/05 and 1,462/05 of the Executive Branch dated November 28, 2005.

Based on the guidelines established in the above Agreement Minutes, a Comprehensive Tariff Review was scheduled to be performed to determine a new tariff system for Transener and Transba. However, the ENRE continued with the suspension of the Public Hearing to deal with the tariff proposals submitted by both Companies, which should have become effective for Transener and Transba in February 2006 and May 2006, respectively.

Thus, since 2006, Transener requested to the ENRE the fulfillment of the obligations assumed in the Agreement Minutes, stating the on-compliance by such agency with the commitments established in the Memorandum Agreement, the serious situation resulting from such noncompliance, and Transener´s decision to continue with the Comprehensive Tariff Review, provided that the remaining obligations assumed by the parties continue to be in force and the new system resulting from the Comprehensive Tariff Review process becomes effective. Transba submitted a note to the ENRE similar to that submitted by Transener, although adapted to the provisions of its Agreement Minutes as regards the terms and investments to be made.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 7. (CONTINUED)

On April 9, 2007 Transener made a new presentation to the ENRE, stating non-fulfillment of the obligations assumed in the Agreement Minutes by the latter and the serious situation arising from such non-fulfillment. Furthermore, the ENRE was requested to immediately regularize the Comprehensive Tariff Review process, and issue administrative acts aimed at recognizing in the tariff the cost increases occurred after the signing of the Agreement Minutes. In the case of Transba, on April 10, 2007 a note similar to that submitted by Transener was presented to the ENRE, which was subsequently submitted on May 28, 2007.

On June 29, 2007, the ENRE formally requested Transener and Transba to submit their tariff proposals based on the terms outlined in the respective Agreement Minutes and section 45 of Law No. 24,065 and related provisions. Therefore, in September, both companies submitted their tariff and regulatory proposals to the ENRE for the five-year period 2008/2012, updating the information submitted in August 2005.

In spite of this, ENRE did address the requested tariff requirements by Transener SA. and Transba S.A. under the RTI (integral tariff review).

In turn, by means of Resolutions Nos. 869/08 and 870/08 of July 30, 2008, the ES extended the contractual transition period of Transener S.A. and Transba S.A., respectively, through the actual effective date of the tariff schedule resulting from the RTI, establishing also such date for February 2009. In December 2008, both companies filed the information regarding the rate requirements requested by ENRE in notes 83,199 and 83,200 to be analyzed and to define in the new rate schedule prior to holding the Public Hearing.

However, as of September 30, 2009, ENRE had not yet summoned any Public Hearing as instructed by ES by Resolution Nos. 869/08 and 870/08, by which a new rate schedule had to be issued in February 2009. Consequently, a new claim was made with such Department and UNIREN, stating the lack of determination of the new rate schedule.

Lastly, as a result of the increase in labor costs arising from the application of Decree 392/04 of the Executive Branch and subsequent decrees, which have been translated into higher operating costs as from 2004, during 2007 Transener and Transba continued filing the corresponding claims with the ENRE to proceed to readjust remuneration regulated of both companies.

It should be noted that on april 21, 2008 and on may 5, 2008, UNIREN has stated by means of a brief that the mechanism to monitor costs and the service quality system was stated when the RTIs of Transener S.A. and Transba S.A., respectively, became effective and that upon defining such process it may not be attributed to Concessionaires and could derive in an impairment of their rights.

In that sense, by means of ES brief 897 of July 29, 2008, the Energy Secretariat instructed ENRE to enforce covenants 4.2, 4.3 and 11.1 of the Memorandum of Understanding even partially issuing ENRE the Resolutions Nos. 327/08 and 328/08 adapting Transener’s and Transba’s compensation by about 23 and 28%, respectively, effective as from July 1, 2008.

Since these tariff increases did not reflect for both companies the recognition of the highest current costs from 2004 to date, Transener and Transba have filed claims with ENRE, due to disagreements about the implementation of the previously mentioned resolutions as they contract the instruction issued by the Energy Secretariat which instructed ENRE to implement increases of 39.2% and 43.03 % on regulated compensations effective as of June 30, 2008 for both companies, respectively. As of September 30, 2009, neither company has received any reply regarding such claims.

Distribution

Tariff situation

The Executive Branch, in the exercise of the powers granted by Section 99 of the Argentine Constitution and Law No. 25,561 and yours modify and complementary, proceeded to ratify the Agreement Minutes signed on February 13, 2006 within the framework of the renegotiation of the Utility contracts through Decree No. 1,957/06 published in the Official Gazette on January 8, 2007.

The above Agreement Minutes contain the terms and conditions which, once the other procedures provided for in that instrument has been performed, constitute the basis that will allow the Comprehensive Renegotiation of the Concession Utility Contract between the Executive Branch and this concessionaire for the distribution and selling of electricity in federal jurisdiction.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 7. (CONTINUED)

The execution of the agreement begins the process of adjustment of the concession agreement as a means of overcoming the effects of the public emergency status, freezing and “pesification” of tariffs established by Law No. 25,561. The Agreement establishes a transitional period and the later comprehensive renegotiation of the agreement through a Comprehensive Tariff Review process. The agreement contemplates in the immediate, within the transitional period: 1) an increase of the added distribution value (VAD) of 23%, retroactive at November 1, 2005, which will not apply to household customers; 2) an additional amount of 5% destined to certain works; 3) a system of installment settlement of unpaid fines; 4) the beginning of the Comprehensive Tariff Review process, in charge of the ENRE. This review will be the one that finally restructures the Concession Contract of Edenor; 5) the coming into force of a differential service quality regime for the duration of the transitional period; 6) the suspension of the claims filed before the International Centre for Settlement of Investment Disputes (ICSID) during the “transitional period” and the final waiving of these once the comprehensive tariff review is finished. This suspension also includes that of any proceedings before national or international courts, filed by the company and/or its shareholders against the Argentine National Government as a consequence of the public emergency declared by Law No. 25,561, as well as the commitment not to start any proceedings before national or foreign courts against the National Government as a consequence of that emergency. Regarding EASA, it establishes the obligation to extend the surety for the foreclosure of the pledge to the class A shares it has in Edenor in favor of the National Government for any non-fulfillment of the Agreement Minutes by EASA or by Edenor itself.

The new tariff system resulting from the comprehensive tariff review process will be effective for five years and its final determination will be the responsibility of the ENRE pursuant to the provisions of Law No. 24,065.

On April 30, 2007, Resolution No. 434/07 of the Secretariat of Energy was published in the Official Gazette, through which a new contract transition period was established under the terms of the Renegotiation Agreement Minutes signed on February 13, 2006. This period covers from January 6, 2002 and the date the tariff schedule resulting from the Comprehensive Tariff Review becomes effective.

On July 30, 2008, the ES issued Resolution No. 865/08 amending Resolution No. 434/07 designating February 2009 as the date on which the tariff schedule resulting from the RTI (integral tariff review) shall become effective. As of the issuance date of these financial statements, there has been no definition as to when the tariff schedule resulting from the RTI would become effective, scheduled for February 1, 2009.

On October 4, 2007, Resolution No. 1,037/2007 of the Secretariat of Energy was published in the Official Gazette, which establishes that the amounts paid by EDENOR for the Quarterly Adjustment Index (CAT) sets forth by Section 1 of Law No.25,957 and the amounts corresponding to the Cost Monitoring Mechanism (MMC) be deducted from the funds resulting from the difference between collection of the additional charges derived from the application of the Good Use of Electricity Programme (PUREE) and the payment of bonuses to users under such Programme, until their transfer to the tariff is approved. In addition, the above Resolution sets forth that the adjustment for the MMC for the May 2006 – April 2007 period effective as from May 1, 2007 amounts to 9.63% .

Additionally, on October 25, 2007, Resolution No. 710/07 of the ENRE was passed, which approves the MMC compensatory procedure sets forth by Resolution No. 1,037/07.

The MMC (cost monitoring system) rate adjustment related to the period May 2006 through April 2007 together with that related to period May 2007 through October 2007 became effective as from July 1, 2008 as provided by Resolution No. 324/08.

By means of Brief No. 1,383 of November 26, 2008, the ED instructed ENRE to consider using funds pending recognition from applying the MMC for the enforcement period May 2007 through October 2007, and to allow that they be deducted from surplus funds derived from applying the Programa de Uso Racional de la Energía Eléctrica (PUREE) (rational electric power use program), as previously regulated by Resolution ES No. 1,037/07. The adjustment by MMC for the period May 2007 through October 2007, applicable as from November 1, 2007 is 7.56% .

On the other hand, on July 31, 2007, the ENRE issued Resolution No. 324/08 approving the values of Edenor’s new tariff schedule that contemplates the partial enforcement of adjustments by MMC and passing them on to the rates. Such tariff schedule increases the distribution added value of such company by 17.9% and has been applied to consumption as from July 1, 2008.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 7. (CONTINUED)

As described above, on average, tariffs for final users, depending on their consumption, will be increased by percentages ranging from 0% to 30%.

Likewise, on October 31, 2008, the ED issued Resolution No. 1,169/08 approving the new seasonal benchmark prices for energy and power on the Wholesale Electric Market (WEM). Consequently, ENRE issued Resolution No. 628/08 approving the rate schedule values to be enforced as from October 1, 2008. Apart from the new seasonal benchmark prices for energy and power, the previously mentioned rate schedule established passing the ex-post pending adjustments as well as the other items related to WEM. The increase provided by this Resolution is aimed at reducing the Federal State subsidies to the electric sector, and not at increasing Edenor’s value added of distribution.

Regarding those resolutions that implemented the new rate schedule as from October 1, 2008, the Argentine Ombudsman sponsored a claim against them and against enforcing the PUREE. Consequently, on January 27, 2009, ENRE notified Edenor of a precautionary measure issued by the Court hearing the case, by which it is ordered to refrain from disrupting the electric power supply as a result of failure to pay bills issued with the rate increase challenged by the Argentine Ombudsman, until a final ruling is issued on the case. The measure has been appealed by Edenor and the Federal Government and it is pending resolution.

On July 1, 2009, notice of the proceedings in the matter of “Argentine Ombudsman vs. Federal Government – Resolution No. 1,169 and Others, proceeding to decide a legal issue” was served upon Edenor. To the date of issuance of these financial statements the complaint was answered in time and form.

NOTE 8. RESTRICTED ASSETS, LIMITATION ON THE TRANSFERABILITY OF SHARES AND OBLIGATIONS ASSUMED

Inversora Nihuiles

Pursuant to point 12.13 of Chapter XII of the Terms and Conditions for the sale of 51% of Hidroeléctrica Nihuiles capital stock, Class B shares are of free availability and their transfer by public offering shall be mandatory once the Government of the Province of Mendoza has transferred its Class C shares to retail investors resident of the Province of Mendoza. The Government of the Province of Mendoza has not performed any transfer of the Class C shares to retail investors resident in the Province of Mendoza.

Furthermore, it is established that the concessionaire should take the necessary measures for the Company to list its securities on the Stock Exchange.

On March 9, 2006, the Provincial Executive Branch, through the Ministry of the Environment and Public Works, issued Decree No.334, whereby it was agreed the sale of 37% of Hidroeléctrica Nihuiles capital stock, represented by Class C shares, to institutional minority investors of the Province of Mendoza, by means of a procedure guaranteeing that none of the purchasers of this class of shares could hold more than 5% of the capital stock and none of the holders of Class A shares could hold any other classes of shares. The same decree authorized the Ministry of the Environment and Public Works and Finance to carry out the pertinent formalities to confirm the irrevocable sales mandate granted by the holder of Class B shares to the Provincial Government. On June 7, 2006, the legislature of the Province of Mendoza ratified Decree No. 334 dated March 9, 2006.

On July 5, 2007, through Decree No. 1,651/07 the Executive Branch of the Province of Mendoza instructed the Ministries of the Environment and Public Works and Finance of the Province to call a Public Bid for Stock Broker Companies, Stock Markets and Financial Institutions specialized in operations for the implementation and sale of shares in capital markets in order for them to submit a proposal for assisting the Province of Mendoza in the process that will be necessary to carry out to sell the Class C and, as the case may be, the Class B shares in Hidroeléctrica Los Nihuiles S.A., as established by Decree No. 334/06 and ratified by Law No. 7,541.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 8. (CONTINUED)

Transener and Transba

Restricted assets

The concession contract prohibits the concessionaire from placing a lien, mortgage or any other collateral in favor of third parties on assets destined to the rendering of the National High-Voltage Electricity Public Transmission Service in the case of Transener and the Provincial Electricity Public Transmission Service in the case of Transba, notwithstanding the free availability of those assets becoming unsuitable for that purpose in the future according to the ENRE criteria.

Limitation on the transferability of shares

Citelec may not modify its interest or sell its Class A shares in Transener without the prior authorization of the ENRE. Also, Transener may not modify or sell its interest in Transba without the prior authorization of that agency.

As set forth in the concession contract, Citelec with respect to Transener, and Transener with respect to Transba, have created a pledge in favor of the National State on all the Class A shares, as security for compliance with obligations assumed. The awardees Citelec and Transener shall increase the amount of the guarantee by creating a pledge on the Class A shares they purchase in the future as a result of new capital contributions made by them or the capitalization of profits and/or capital adjustment balances, and any successive transfers of the majority Class A shares shall be made with those pledges.

In addition, the corporate by-laws of those companies also forbids the creation of pledges or any other lien on those Class A shares, except in the cases mentioned in the concession contract.

Edenor

Limitation on the transferability of shares

In accordance with the corporate by-laws, the holders of Class A shares may transfer their shares with the prior approval of the ENRE, which will adopt a resolution within 90 days. Otherwise, the request will be deemed to have been approved.

Furthermore, Caja de Valores S.A., responsible for keeping a record of these shares, is entitled (as set forth in the corporate by-laws) to reject all such entries which are not, at its discretion, in compliance with the regulations on transfers of ordinary shares included in (i) the Argentine Business Organizations Law, (ii) the concession contract and (iii) the corporate by-laws.

In turn, Class A shares shall be pledged over the life of the concession, as security for compliance with the obligations assumed under the concession contract.

In addition, the Company must be the beneficial owner of the Class 2 Corporate Bonds and, as stated in the register, of at least 51% of the voting and outstanding shares in Edenor.

Section ten of the Adjustment Agreement executed with the Grantor of the the Concession and ratified by Decree 1,957/06 provides that from its effective date to the expiration of the Contractual Transition period, the shareholders who own the Majority Shares may not modify their equity interests or sell their shares.

Restrictions on the distribution of retained earnings

As from the restructuring of the financial debt, Edenor was not allowed to distribute dividends until April 24, 2008, or the Leverage Ratio is lower than 2.5. As from that moment, it may distribute dividends only in certain circumstances depending on its indebtedness ratio.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 8. (CONTINUED)

Loma de La Lata

As of September 30, 2009 short-term and long-term investments balances include current bank accounts, guarantee trusts, and Goverments bonds for a total amount of Ps. 161,359,555 which are restricted by virtue of certain guarantees of the payments of interests of obligations, both in relation with the construction agreements in connection with the Project.

Dilurey

As of September 30, 2009 short-term investments balances include 549,088 shares of Nortel property of Dilurey for a total amount of Ps. 22,030,317 granted in guarantee of its financial debt.

NOTE 9. FINANCIAL TRUST AGREEMENT

On September 30, 2008, the indirectly controlled affiliate, Edenor, executed an irrevocable and discretional trust agreement with Macro Bank Limited. By organizing the trust, Edenor assigns the management of certain liquid assets for an initial amount of up to US$ 24 million, which will be subject to the trust. Such agreement was executed for 20 years.

On September 1, 2009, the financial trust was dissolved, giving rise to its liquidation and transferring its assets to Edenor.

NOTE 10. ACQUISITION OF BUSINESSES

Acquisition of own shares from Edenor

During the last quarter of 2008 and as a result of the two own share acquisition processes, Edenor acquired 9,412,500 Class B shares with a face value of Ps. 1 per share, at an acquisition cost of Ps. 6,1 million. On March 17, 2009, concluded the process established to repurchase its own shares on the market under the terms and conditions filed by Edenor.

Interest of Edenor’s ordinary shares

As of September 30, 2009, Dilurey holds 10 million ordinary class B shares issued by Edenor and 489,054 ADRs (equivalent to 9,871,080 shares), acquired in various market transactions, equivalent to 2.21% interest in its common stock. The Company has considered such interest as current temporary investments and consequently it was classified as short-term investments in the consolidated balance sheet.

Acquisition of Transelec

On September 15, 2006, the Company acquired 89.76% of Transelec, a company holding 50% of the shares of Citelec, from Dolphin Opportunity LLC for a total consideration of US$ 48,5 million. On the same date, a written put and a call option were signed with Marcelo Mindlin, Damian Mindlin and Gustavo Mariani, Transelec minority shareholders, comprising the remaining 10.24% interest.

On January 2, 2008 the minority shareholders of Transelec decided to exercise the option to sell 7,807,262 ordinary shares in Transelec under the terms provided for in the agreement for the merger and granting of purchase and sale options respectively.

Citelec is the controlling company of 52.65% of Transener. Transener is the leading company in extra-high voltage electricity transmission utility services in Argentina and owns the extra high voltage electricity transmission national network, consisting of almost 9,300 kilometers of transmission lines plus approximately 5,500 kilometers of lines of its subsidiary network, Transba; therefore it operates 95% of the high-voltage lines in Argentina.

On January 23, 2008, the Company cancelled its obligation with the minority shareholders of Transelec paying the amount of Ps.38,762,432.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 10. (CONTINUED)

Exchange of Central Térmica Güemes´ preferred shares

On September 18, 2007, CTG increased its capital stock for a total amount of Ps. 208,000,040, issuing 180,869,600 non-voting preferred stock with a face value of Ps. 1 each, at a price of Ps. 1.15 per share for purposes of financing the expansion of its generation capacity. Preferred shares were fully subscribed by Central Loma de la Lata, one of the Company’s subsidiaries, for the total amount of Ps. 208,000,040. In turn, Loma de La Lata executed a call option agreement in favor of the National Government by which, if this option is exercised, it shall transfer to the National Government 54,260,880 shares of preferred stock of its interest in CTG, representing 30% Loma de La Lata's shares of preferred stock of CTG’s capital stock. The National Government did not exercise its option to acquire such CTG preferred shares from Loma de La Lata during the term agreed.

Consequently and as provided by issuance conditions, on September 19, 2008, Loma de La Lata advised CTG of its decision to convert each one of its shares of preferred stock into one Class "A" share of common stock. On that date CTG's Board of Directors was informed of this decision. Based on the above, as of September 30, 2009, the Company’s interest in CTG's capital stock and votes, through its subsidiaries, Loma de La Lata and Powerco, amounts to 89.68% related to total Class “A” shares of common stock.

On June 5, 2008, the Ministry of Economy issued Resolution No. 72 which approved the early settlement of the CTG’s Employee Stock Ownership Plan. On October 3, 2008, the Company executed with Personnel adhering to the CTG's Employee Stock Ownership Plan a share purchase agreement, by which the Company acquired 6,290,600 Class “C” book-entry shares of common stock of CTG representing 2.58% of the capital stock and votes for total amount of Ps. 9,513,900. Under the terms and conditions of the previously mentioned agreement, the Class "C” shares acquired were converted into Class “B” shares, freely transferable to third parties.

Incorporation of Inversora Ingentis

On August 6, 2007 the Company signed an agreement with Emgasud S.A. (“Emgasud”) for the construction of a power plant fueled by natural gas through the installation of two natural gas turbine-generators with a capacity combined of approximately 205.8 MW of power. This project will be carried out by Ingentis whose capital will comprise as follows: (i) 39% by the Province of Chubut and (ii) 61% by Inversora Ingentis.

Inversora Ingentis Shareholders’ Meeting held on October 11, 2007 increased the capital stock of Inversora Ingentis to Ps.125,020,000, represented by 12,510,000 class A common stock held by Emgasud, 12,510,000 class B common stock held by its subsidiary, Dilurey, 50,000,000 non-voting preferred stock held by Dilurey. and 50,000,000 non-voting preferred stock held by the Company.

On May 13, 2008, the Ordinary Shareholders’ Meeting of Inversora Ingentis S.A. approved a new capital increase of Ps. 62,500,000, by issuing 31,250,000 Class “A” of common stock subscribed by Emgasud and 31,250,000 Class “B” shares of common stock subscribed by the Company.

On October 2, 2008, the Company and Dilurey executed a share purchase agreement by which they would transfer and sell to Emgasud all their shares (the “Shares”) in Inversora Ingentis for a price of US$ 51,000,000 (the “Price”), with all the rights and obligations that holding such shares implied, as well as the rights to receive shares from Inversora Ingentis, or any asset, money or right, resulting from capitalizing, converting or returning revocable or irrevocable contributions, loans or any type of capital contribution in cash or in kind, made by the Company or Dilurey (the “Purchase Agreement”).

To secure compliance with their obligations, the parties executed a trust and security deposit agreement (the “Trust Agreement”) with Deutsche Bank S.A. (the “Trustee”) transferring the trust property of all its shares in Inversora Ingentis. Likewise, Emgasud transferred as a deposit to the Trustee a promissory note issued in favor of the Company for US$ 3,000,000 (the “Promissory Note”). As established in the Trust Agreement the parties should have complied with their respective obligations under the Purchase agreement by January 5, 2009. However, Emgasud did not pay the price of the Shares as provided in the Purchase Agreement, the Trustee: (i) transferred Inversora Ingentis shares held by Emgasud to the Company, (ii) transferred the Shares to the Company, and (iii) delivered the Promissory Note to the Company.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 10. (CONTINUED)

Consequently, the Company directly and indirectly controls 100% of the capital stock of Inversora Ingentis S.A., which own 61% of the shares of Ingentis, hence the Province of Chubut is the owner of the remaining 39%.

For this transaction and considering that the acquisition cost was lower than the amount of net assets identified upon the purchase, the Company recognized a negative goodwill of Ps. 23,422,864 related to the portion attributable to identified nonmonetary assets. Likewise, the Company has discontinued the consolidation proportional to the investment in such company to consolidate it line by line in its consolidated financial statements.

Acquisition of controlling interest in Edenor

On September 28, 2007, the Company purchased 100% of the capital stock of DESA and IEASA, companies that jointly hold 100% of the capital stock of EASA, a company holding 51% of the capital stock and voting rights of Edenor, issuing 480,194,242 shares of common stock with Ps. 1 face value at Ps. 1.61 (US$ 0.83) per share.

As part of the agreement, each of DESA and IEASA selling shareholders agreed not to sell, directly or indirectly, more than 10% per month of the Company’s shares received as a result of the transaction during 120 days after its closing. The selling shareholders might also have the right to partly or fully sell the Company’s shares received as a result of the transaction, together with future share issues by the Company, and request the Company’s support to place those shares through a public or private offering, provided that in both cases the selling shareholders sell at least 60 million shares in the Company.

NOTE 11. COMMON STOCK

At September 30, 2009 the Company had 1,526,194,242 of book-entry shares with a par value of Ps. 1 each and entitled to 1 vote per share.

On September 8, 2008, the Company’s Board of Directors resolved to establish the terms and conditions to acquire shares issued by the Company for up to US$ 30,000,000, for 120 running days, up to a maximum amount to be invested of 10% of the Company’s common stock and at a price between Ps. 1.10 and Ps. 1.70 per share. The Company’s Board of Directors considers that this transaction guards over the shareholders’ best interests given the strong impact underwent by the listed price of local shares due to the international macroeconomic context, who by the repurchase will increase their interests in the Company's strategic assets.

Considering the approved OPAs, as of September 30, 2009, the Company acquired 211,883,347 Class A shares, with a face value of Ps. 1 per share, at an acquisition average cost of Ps. 0.97 per share totalizing Ps. 205,479,339, which is disclosed as a deduction of retained earnings. The market price of such shares as of the nine month period-end amounted to Ps. 396,221,859.

Due to the previously mentioned acquisitions, the Company exceeded the limit of treasury stock, established at 10% of its capital stock as provided by Section 68, Law No. 17,811 (as revised by Decree No. 677/01). This limit has been temporarily suspended by CNV considering the gravity and exceptionality of the current situation upon issuing General Resolutions No. 535/08, 546/08, 550/09 and 553/09 until June 30, 2009. Under that circumstance, as from June 30, 2009, the Company has not acquired additional shares of its own.

Regarding to treasury stock, on August 31, 2009, the Company’s Board of Directors resolved to request to regulators the authorization to start the process of reducing its common stock by up to the amount of 211,883,347 registered, nonendorsable shares of common stock, with a face value of Ps. 1 and entitled to 1 vote per share. As of the issuance date of these financial statements, such authorization has not been resolved.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 12. PROFIT DISTRIBUTIONS

Legal Reserve

In accordance with the Argentine Commercial Companies Law, 5 % of the net profit for the year calculated in accordance with Argentine GAAP must be appropriated to a legal reserve until such reserve equals 20% of the Company’s outstanding capital.

Dividends

In accordance with Law No. 25,063, dividends distributed in cash or in kind, in excess of accumulated tax profits at the end of the year immediately before the date of payment or distribution, will be subject to a 35% income tax withholding in a single and final payment. The balance of accumulated accounting profits at December 31, 1997, less dividends paid plus tax profits calculated as from January 1, 1998 are considered accumulated tax profits for the purposes of this tax.

Dividends in advance

To preserve the Company’s equity and mainly guard over the equitable treatment among shareholders, the Company has decided to implement a mechanism considered to be effective and efficient consisting in anticipating dividends which will compensate personal assets tax required to pay over tax authorities in its capacity of substitute taxpayer for such tax.

Therefore, on December 22, 2008, the Company’s Board of Directors resolved to anticipate dividends in cash under the terms of Argentine Commercial Companies Law for Ps. 18,314,331 (which net of dividends related to own shares amounted to Ps.16,797,217), which is equivalent to 0.012% to the face value of each outstanding share, and was approbed by the Ordinary Shareholders’ Meeting held on April 8, 2009.

NOTE 13. OPPORTUNITIES ASSIGNMENT AGREEMENT - PURCHASE OPTIONS

As approved by the Shareholders’ Meeting of September 16, 2006, on September 27, 2006 the Company signed an Opportunities Assignment Agreement, whereby certain executives were committed to provide the Company with potential business opportunities encompassed by the Company’s investment guidelines, exceeding US$ 5,000,000. In consideration, the Company granted to those executives purchase options for up to 20% of capital, by virtue of the purchase option agreements signed with such executives.

CNV, through Resolution No. 15,447 dated August 17, 2006, approved the issuance of the purchase options representing 20% of the Company’s capital stock, conditioning that authorization to certain actions that were fulfilled on October 9, 2006.

The Opportunities Assignment and Purchase Option agreements were modified by means of the agreements of September 28, 2007 and June 6, 2008, to the effects of: (i) reduce the rights of the executives under the purchase options, waiving their right to subscribe whenever the Company’s capital is increased an additional number of common stock which allows them at any time hold 20% of the capital stock of the Company, as established in the purchase option agreements; and (ii) provide that the 20% limit, applicable to the transfer of purchase options that had not become exercisable stock options in favor of transferees of unexercised stock options shall not apply with respect to any legal entity that is controlled in a 100% by an executive.

For the original agreement and subsequent amendments, the Company issued stock options that grant the right to subscribe a 381,548,560 at different exercise prices. Regarding these options, a compensation expense is recognized ratably over the effective term of the Opportunities Assignment Agreement (consistent with the vesting period), with a credit to an equity reserve. As of Seeptember 30, 2009 the equity reserve amounts to Ps. 35,3 million.

On April 16, 2009, in accordance with the resolution of the Ordinary and Extraordinary Shareholders Meeting of April 8, 2009 and the report of the Company’s Audit Committee, the Company and certain of its Executives executed an amendment to the Opportunities Assignment Agreement, which extended the term of the Agreement by five years until September 27, 2014. In addition, the Company signed a Restated Warrant Agreement with each of the relevant executives amending certain terms of the Warrant Agreements, including the exercise date of the Warrants and the exercise price, which was set at U.S. $0.27 per warrant. In accordance with the amendment, one-fifth of each of the Series I, Series II and Series III Warrants may be exercised as from September 28, 2010, 2011, 2012, 2013 and 2014, and will remain in effect for fifteen years from the date of issuance.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 13. (CONTINUED)

As a consequence of the abovementioned amendments, the Company has determined an additional charge of Ps. 44.7 millions to be recorded through the term of the new amendment agreement to the Opportunities Assignment Agreement.

Additionally, on August 3, 2009, the Company received a communication from the Executives by which they stated that aiming to emphasizing even more their commitment with the Company’s sustained growth, each of them has personally and irrevocably waived their right to exercise any option accrued in their favor (or their transferees) and to receive Company shares of common stock underlying such options before September 28, 2013. Consequently, none of the Executives will exercise options accrued and received through September 28, 2012, before September 28, 2013.

NOTE 14. COMMITMENTS AND CONTINGENCIES

CTG tax dispute

Pursuant to Decree No. 571/00, the Argentine government decreed that companies in the process of privatization would be exempt from the asset tax. Accordingly, a resolution by the Argentine tax authority was issued in favor of CTG recognizing that it was entitled to such exemption. However, on May 9, 2005, the Argentine tax authority revoked such resolution claiming that CTG was no longer in the process of privatization. On June 9, 2005, as per CTG’s request, the relevant court in Argentina granted a suspension of the resolution revoking the exemption. Although the Argentine tax authority contested such suspension, the suspension of the revocation of CTG’ tax exemption was upheld on November 9, 2005. On July 31, 2007, the Argentine tax authority issued a new decision rejecting Güemes’s appeal and confirming the resolution of the revoking exemption. On August 22, 2007, CTG filed a judicial action challenging this tax resolution and requesting that the court suspend the resolution, thereby preventing the Argentine tax authority from carrying out any attachment or other executive measures until a final judgment has been entered. The Argentine tax authority has appealed such suspension and the litigation proceeding is still ongoing as of the date of this registration statement. In the event that this matter is resolved against CTG, CTG could be forced to pay the unpaid tax amounts claimed by the Argentine tax authority, plus accrued interest, penalties and other costs and expenses (including legal fees).

The Company based on its legal and tax advisors considers that there are solid grounds to defend its original position as to the exemption to pay asset tax. The Company has however decided to adhere to the new Tax Regularization System – Law No. 26,476, which will allow among other the following benefits: (i) rebating interest; (ii) remitting fines; (iii) exonerating from any criminal tax case that may derive from periods that have been settled; (iv) taking capital that has been settled for payments towards the next income tax return, reducing the financial tie-up, and; (v) deducting compensatory interest arising from adhering to the income tax amnesty related to the 2009 fiscal year.

Law No. 26,476 established a tax regularization program whose general terms are:
- Remission of fines and sanctions not already imposed upon adhering to the program;
- Remission of compensatory and punitive interest on the amount exceeding by 30% the capital owed;
- 6% payment towards the amount owed upon adhering to the program;
- The resulting amount in up to 120 monthly installments bearing interest at 0.75% per month.
- 30% to 50% reduction in tax agents' and tax authority representatives’ fees.

CTG has decided to adhere to such program recognizing a liability of Ps. 17,1, which was paid in May 2009. In this relation, CTG recorded a tax on asset credit of Ps.11,9 and an interest expense of Ps. 5,2. As of September 30, 2009, Ps. 10,2 of this credit was used compensating 2008 income tax obligations and the remaining Ps. 1,6 is included in other current receivables.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 14. (CONTINUED)

Edenor tax claims

On December 1, 2003, the Provincial Board of Electric Power of the Province of Buenos Aires initiated a claim against Edenor in the amount of Ps. 51.2 million, which does not include surcharges, interest or penalties accrued in respect of this amount after the date of the claim. At December 31, 2003, the amount of surcharges and interest accrued on the claim, including applied penalties, was Ps. 310 million. In addition, on April 23, 2007, the Board notified Edenor of an additional claim for Ps. 4.0 million, without including surcharges, interest or penalties accrued. The claims are based on an alleged failure to collect, as collection agent, in respect of certain taxes established by Decree Nos. 7,290/67 and 9,038/78 between July 1997 and June 2001 and between July 2001 and June 2002, respectively. On December 23, 2003, Edenor filed an appeal of the Board’s decision with the provincial Tax Court of Appeals of La Plata, and enforcement of the judgment was suspended pending the outcome of the appeal. On June 14, 2007, the Court granted Edenor’s appeal and rejected the Board’s tax claim against Edenor. On June 27, 2007 the provincial Tax Court of Appeals of Buenos Aires rendered a favorable decision in relation to Edenor’s appeal. This decision reaffirms a recent decision by the Supreme Court of the Republic of Argentina in an unrelated case that held that the regulations were unconstitutional due to the commitment assumed by the Province of Buenos Aires to not tax the transfer of electric power. No provision has been recognized in this connection.

The Argentine federal tax authorities have challenged certain income tax deductions for allowance for doubtful accounts on Edenor’s income tax returns for fiscal years 1996, 1997 and 1998, and have assessed additional taxes of approximately Ps. 9.3 million. Tax related contingencies are subject to interest charges and, in some cases, fines. Edenor has appealed the tax authorities’ ruling before the Argentine federal tax court. During the appeal process payment for such claim is suspended. Edenor has established a provision for contingencies of Ps. 38.8 million, which includes principal and interest, in relation to this claim. However, during April 2009 and in this connection, Edenor decided to adhere to Law No. 26,476, which reduced the obligation to Ps. 12.1 million and recognized a gain of Ps. 23.4 million, net of fees and costs for the process of withdrawal of the original cause.

Transener legal proceedings

On August 8, 2003, the Argentine Federal Tax Bureau notified Transener of an income tax assessment based on various intercompany loans made between 1998 and 2000, which assessment alleged that such loans included interest rates below standards established under income tax law. Transener appealed the assessment to the Argentine National Tax Court. The claim amounted to Ps. 7 million, including principal, interest and penalties. No provision has been recognized for this contingency in the financial statements.

On May 17, 2007, a fire in the Ezeiza transformer station resulted in a disruption of the services provided by that station. The services were partially resumed shortly thereafter. In response to that disruption, the ENRE filed charges against Transener alleging certain violations of the quality standards applicable to the transmission services provided by Transener. In response to such charges, Transener has raised a force majeure event defense. Transener recognized a provision for contingencies of approximately Ps. 14.0 million to cover penalties that could derive from such charges. As of September 30, 2009, the service was totally restored.

Edenor environmental claims

On May 24, 2005, three of Edenor’s employees were indicted on charges of PCB-related environmental contamination dangerous to human health, which is a crime under Argentine law. In connection with this alleged infraction, the judge sought a pre-judgment attachment of Edenor’s assets in the amount of Ps. 150 million to cover the potential cost of environmental damages and estimated clean-up costs. On May 30, 2005, Edenor appealed the charges against its employees as well as the attachment order. On December 15, 2005, the court of appeals dismissed the charges against all three defendants for lack of evidence and, accordingly, vacated the attachment order. The decision by the court of appeals also stated that the trial judge should order the acquittal of two public officers of the ENRE, who had been indicted on related charges. This decision was appealed to the National Criminal Appellate Court (Tribunal de Casación), the highest appellate body for this matter, which on April 5, 2006 ruled that the appeal of the decision relating to Edenor’s employees and Edenor was not admissible because decisions rendered on grounds of lack of evidence are not reviewable. On July 16, 2007, Edenor was notified that on July 11, 2007, the trial judge issued acquittals for all of the Edenor’s officials and employees that had been indicted. On appeal on March 25, 2008, the First Court of the Federal Circuit of San Martín (Sala I de la Cámara Federal de San Martín) upheld the acquittals and confirmed the finding that there had been insufficient evidence to prove any PCB contamination. This decision was appealed on April 18, 2008 by the Attorney General (Ministerio Público) before the First Court of the Federal Circuit of San Martín, which rejected the appeal as well.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 14. (CONTINUED)

The resolution in question was notified to the Attorney General on December 29, 2008. Within the contemplated legal time period, the Attorney General’s Office filed with National Criminal Appellate Court an “Extraordinary appeal”. The defense has duly answered the notice served. On May 27, 2009, such Court “dismissed the extraordinary appeal filed by the Attorney General’s Office” on the grounds that it failed to specifically and reasonably refute the arguments that supported the resolution being appealed, and proved neither the alleged arbitrariness nor the violation of constitutional guaranties. The Attorney General’s Office filed an appeal to the Federal Supreme Court requesting that the appeal dismissed by the National Criminal Appellate Court be sustained. As of the date of issuance of these financial statements, the appeal is being analyzed by the Supreme Court.

Edenor has not established any provision for contingencies in its financial statements for this claim, since Edenor´s management and its legal advisors consider that is a strong probability that the appeal will be rejected and the judgment ordering the acquittal of all defendants will be confirmed.

Proceedings challenging the renegotiation of Edenor’s concession

In November 2006, two Argentine consumer associations, Asociación Civil por la Igualdad y la Justicia (ACIJ) and Consumidores Libres Cooperativa Limitada de Provisión de Servicios de Acción Comunitaria, brought an action against Edenor and the Argentine government before a federal administrative court seeking to block the ratification of the Adjustment Agreement on the grounds that the approval mechanism was unconstitutional. On March 26, 2007, the federal administrative court dismissed these claims and ruled in Edenor’s favor on the grounds that the adoption of Executive Decree No. 1,957/06, which ratified the Adjustment Agreement, rendered the action moot. ACIJ appealed this decision on April 12, 2007, and the appeal was decided in Edenor’s favor. However, on April 14, 2008, ACIJ filed another complaint challenging the procedures utilized by the Argentine Congress in approving the Adjustment Agreement. Specifically, the claim alleges that Article 4 of Law No. 24,790, which authorized the Congress to tacitly approve agreements negotiated between the Argentine government and public service companies, such as Edenor, violated the congressional procedures established in the Argentine Constitution. ACIJ has requested that the Adjustment Agreement be renegotiated and submitted to Congress for its express approval. Edenor’s response to this complaint is due on or before 2008. No provision has been accounted for in this connection as the possibility of loss is considered remote.

NOTE 15. SEGMENT INFORMATION

The Company is engaged on the electricity sector, with a participation in the electricity generation, transmission and distribution segments through different legal entities. Operating segments are revenue-producing components of the enterprise for which separate financial information is produced internally for management. Accordingly, the following business segments have been identified by means of its subsidiaries and based on the nature, customers and risks involved:

Generation: Made up of the direct and indirect equity interest in Loma de la Lata, Hidroeléctrica Los Nihuiles, Hidroeléctrica Diamante, Powerco, Central Térmica Güemes, Central Piedra Buena, Ingentis and investments in shares in other companies related to the electricity generation sector.

Transmission: Made up of the indirect equity interest in Transener and its subsidiaries.

Distribution: Made up of the indirect equity interest in Edenor.

Holding: Made up of own operations, such as advisory services and financial investments, and investments in real estate and other companies not related to the electricity sector.

The Company manages its segments to the net income (loss) level of reporting.

Below is a table with the information for each segment identified by the Company as of and for the nine-month periods ended September 30, 2009 and 2008:

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 15. SEGMENT INFORMATION (CONTINUED)

Unaudited Consolidated Statement of Income information at September 30, 2009

	Generation	Transmission	Distribution	Holding	Eliminations	Consolidated

Sales	1,576,883,362	220,933,708	1,578,245,000	9,227,266	-	3,385,289,336
Intersegment sales	5,400,000	345,458	-	5,289,488	(10,012,227)	1,022,719

Total sales	1,582,283,362	221,279,166	1,578,245,000	14,516,754	(10,012,227)	3,386,312,055
Cost of sales (1)	(1,287,290,448)	(123,260,104)	(1,039,905,190)	(8,193,516)	1,272,874	(2,457,376,384)

Subtotal (1)	294,992,914	98,019,062	538,339,810	6,323,238	(8,739,353)	928,935,671
Selling expenses (1)	(13,696,222)	-	(94,250,000)	(815,593)	-	(108,761,815)
Administrative expenses (1)	(19,565,492)	(23,961,903)	(126,453,000)	(28,283,765)	8,739,353	(189,524,807)

Subtotal (1)	261,731,200	74,057,159	317,636,810	(22,776,120)	-	630,649,049
Reserve for Director's options (2)	-	-	-	(8,825,004)	-	(8,825,004)
Depreciation of fixed assets (3)	(33,479,322)	(28,942,033)	(141,865,212)	(710,046)	-	(204,996,613)
Amortization of intangible assets	(14,066,490)	-	(3,038,172)	-	-	(17,104,662)
Amortization of other assets	-	(17,049,155)	-	-	-	(17,049,155)
Amortization of goodwill	(11,424,903)	572,549	(4,149,594)	-	-	(15,001,948)

Operating results	202,760,485	28,638,520	168,583,832	(32,311,170)	-	367,671,667
Financial and holding results
Generated by assets	93,046,763	9,421,134	70,615,000	63,573,651	(4,924,779)	231,731,769
Generated by liabilities	(129,053,580)	(9,087,032)	(150,270,000)	146,118,826	4,924,779	(137,367,007)
Other income (expenses), net	(166,292)	3,280,993	6,585,000	(703,768)	-	8,995,933

Income before taxes and minority interest	166,587,376	32,253,615	95,513,832	176,677,539	-	471,032,362
Income tax and tax on assets	(63,713,046)	(5,354,784)	(62,651,759)	2,252,181	-	(129,467,408)
Minority interest	(33,507,586)	(11,694,466)	(41,665,000)	-	-	(86,867,052)

Net income (loss) for the period	69,366,744	15,204,365	(8,802,927)	178,929,720	-	254,697,902

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 15. SEGMENT INFORMATION (CONTINUED)

Unaudited Consolidated Statement of Income information at September 30, 2009

	Generation	Transmission	Distribution	Holding	Eliminations	Consolidated

(1) Net of deprecietion and amortization
(2) Allocated to administrative expenses

(3) Charges to:
Cost of sales	(46,234,330)	(43,139,407)	(138,574,384)	-	-	(227,948,121)
Selling expenses	(328,367)	-	(2,164,000)	-	-	(2,492,367)
Administrative expenses	(983,115)	(2,851,781)	(4,165,000)	(710,046)	-	(8,709,942)

Unaudited Consolidated information as of September 30, 2009

Total Assets	3,377,711,904	1,006,248,718	5,220,220,643	860,198,622	(821,504,511)	9,642,875,376
Total Liabilities	1,662,757,152	536,618,803	2,846,549,639	284,430,837	(821,504,511)	4,508,851,920

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 15. SEGMENT INFORMATION (CONTINUED)

Unaudited Consolidated Statement of Income information at September 30, 2008

	Generation	Transmission	Distribution	Holding	Eliminations	Consolidated

Sales	1,384,283,310	165,985,884	1,395,351,000	2,484,436	-	2,948,104,630
Intersegment sales	5,285,862	-	-	4,503,252	(8,905,754)	883,360

Total sales	1,389,569,172	165,985,884	1,395,351,000	6,987,688	(8,905,754)	2,948,987,990
Cost of sales (1)	(1,109,792,952)	(88,959,954)	(898,016,300)	(3,105,424)	1,037,027	(2,098,837,603)

Subtotal (1)	279,776,220	77,025,930	497,334,700	3,882,264	(7,868,727)	850,150,387
Selling expenses (1)	(6,843,831)	-	(88,682,000)	(3,173,413)	-	(98,699,244)
Administrative expenses (1)	(29,628,272)	(17,363,214)	(99,107,000)	(30,032,490)	4,729,898	(171,401,078)

Subtotal	243,304,117	59,662,716	309,545,700	(29,323,639)	(3,138,829)	580,050,065
Reserve for Director's options (2)	-	-	-	(8,825,004)	-	(8,825,004)
Depreciation of fixed assets (3)	(28,305,313)	(25,666,710)	(136,348,212)	(360,755)	-	(190,680,990)
Amortization of intangible assets	(14,120,633)	-	(3,758,884)	-	-	(17,879,517)
Amortization of other assets	-	(17,049,155)	-	-	-	(17,049,155)
Amortization of goodwill	(11,088,241)	530,800	(4,195,802)	(205,976)	-	(14,959,219)

Operating results	189,789,930	17,477,651	165,242,802	(38,715,374)	(3,138,829)	330,656,180
Financial and holding results
Generated by assets	(18,558,430)	3,062,709	23,264,885	(13,278,723)	-	(5,509,559)
Generated by liabilities	(27,694,226)	(24,488,077)	(88,007,755)	(845,988)	-	(141,036,046)
Other income (expenses), net	451,105	8,378,001	(22,720,000)	(742,701)	3,138,829	(11,494,766)

Income (loss) before taxes and minority interest	143,988,379	4,430,284	77,779,932	(53,582,786)	-	172,615,809
Income tax and tax on assets	(55,868,416)	(3,580,451)	(25,340,671)	9,620,739	-	(75,168,799)
Minority interest	(27,835,987)	2,497,023	(22,592,000)	-	-	(47,930,964)

Net income (loss) for the period	60,283,976	3,346,856	29,847,261	(43,962,047)	-	49,516,046

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 15. SEGMENT INFORMATION (CONTINUED)

Unaudited Consolidated Statement of Income information at September 30, 2008
	Generation	Transmission	Distribution	Holding	Eliminations	Consolidated

(1) Net of depreciation and amortization
(2) Allocated to administrative expenses
(3) Charged to:
Cost of sales	(41,952,011)	(40,182,249)	(137,274,096)	-	-	(219,408,356)
Selling expenses	(103,953)	-	(1,062,000)	-	-	(1,165,953)
Administrative expenses	(369,982)	(2,533,616)	(1,771,000)	(360,755)	-	(5,035,353)
Audited Consolidated information as of December 31, 2008
Total Assets	3,040,003,991	998,976,381	5,008,266,941	670,929,001	(579,997,774)	9,138,178,540
Total Liabilities	1,495,664,266	556,245,297	2,698,438,204	142,762,261	(579,997,774)	4,313,112,254

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 16. SUBSEQUENT EVENTS

Repurchase of corporate bonds

As from October 1, 2009 and through the issuance date of these consolidated financial statements, the Company and its subsidiaries have acquired its own corporate bonds or those corporate bonds issued by the certain subsidiaries, for about US$ 2,1 million, equivalent to US$ 2,7 million of face value.

Issuance of VCP´s (securities representing short-term debt) by Central Piedra Buena

Under the Global Program for issuing securities representing short-term debt (VCP´s) mentioned in note 6, on October 26, 2009, the Company issued a new class of VCP´s for Ps. 48,380,000 at a Badlar Private interest rate plus an applicable margin of 3%. Principal will be paid in one installment 360 days running after issuance date and interest will be paid on a quarterly basis.

Net proceeds from placing VCP´s will be used in investments in physical assets, in paying in working capital and/or refinancing liabilities.

Listing on the New York Stock Exchange ("NYSE")

On 5 August 2009, the Securities and Exchange Commission (SEC), agency controller of the United States, authorized the Company for the registration of American Depositary Shares ( "ADSs"), representing each of 25 common shares, which will allow the public availability of such instruments in the foreign jurisdiction.

On 27 August 2009, the Company converted its Global Depositary Shares ( "GDSs") in ADSs, each representing 25 ordinary shares.

On 9 October 2009 the Company started to market its ADSs on the NYSE while canceled the listing of GDSs on the Euro MTF Market of the Luxembourg Stock Exchange.

The price of the ADSs with the NYSE is part of the strategic plan of the Company to obtain an increase in liquidity and volume of shares.

NOTE 17. OTHER FINANCIAL STATEMENT INFORMATION

The following tables present additional financial statement disclosures:

a. Fixed assets, net

b. Investments

c. Intangible assets, net

d. Goodwill, net

e. Allowances and provisions

f. Cost of sales

g. Foreign currency assets and liabilities

h. Other expenses

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

a. Fixed assets, net

		Original values						Depreciation			09.30.09	12.31.08

Account	At the beginning of the year	Increases for the period	Increases for acquisition (1)	Disposals	Transfers	At the end of the period	At the beginning of the year	Disposals	Amount for the period	Accumulated at the end of the year	Net book value (Unaudited)	Net book value (Audited)

Land	9,994,511	484,311	-	-	689,450	11,168,272	-	-	-	-	11,168,272	9,994,511
Properties	199,080,879	201,287	-	(7,180,704)	870,818	192,972,280	(13,313,889)	58,628	(5,972,645)	(19,227,906)	173,744,374	185,766,990
High, Medium and Low voltage lines	1,845,698,063	-	-	(4,749,000)	135,588,000	1,976,537,063	(118,048,822)	2,598,000	(70,457,165)	(185,907,987)	1,790,629,076	1,727,649,241
Substations	681,006,153	-	-	-	123,199,000	804,205,153	(37,067,651)	-	(22,835,937)	(59,903,588)	744,301,565	643,938,502
Transformers chamber and platforms	410,189,433	-	-	(46,000)	37,745,000	447,888,433	(22,535,880)	43,000	(14,145,363)	(36,638,243)	411,250,190	387,653,553
Meters	402,678,000	-	-	-	34,785,000	437,463,000	(31,052,000)	-	(20,925,748)	(51,977,748)	385,485,252	371,626,000
High-voltage lines	550,313,736	945,906	-	-	(63,650,097)	487,609,545	(41,113,699)	1,556,093	(14,771,117)	(54,328,723)	433,280,822	509,200,037
Electricity equipment	308,709,198	5,718,088	-	-	2,064,652	316,491,938	(22,585,288)	-	(10,501,187)	(33,086,475)	283,405,463	286,123,910
Aerial and semi-heavy equipment	10,144,714	657,098	-	(69,306)	123,053	10,855,559	(2,022,729)	26,907	(327,054)	(2,322,876)	8,532,683	8,121,985
Laboratory and maintenance	3,857,886	6,520	-	-	6,532	3,870,938	(1,315,994)	-	(224,938)	(1,540,932)	2,330,006	2,541,892
Generation equipment and machinery	371,094,358	24,020,953	303,655	(1,131,853)	64,228,561	458,515,674	(38,075,161)	(1,484,629)	(23,682,208)	(63,241,998)	395,273,676	333,019,197
Vehicles	14,889,461	2,676,206	69,262	(952,419)	109,571	16,792,081	(2,980,917)	888,814	(3,120,565)	(5,212,668)	11,579,413	11,908,544
Furniture and fixtures	43,713,828	5,204,152	103,364	(574,948)	(16,021)	48,430,375	(15,384,216)	198,828	(10,728,853)	(25,914,241)	22,516,134	28,329,612
Computer and software equipment	68,923,542	48,850	-	-	12,408,195	81,380,587	(9,608,731)	-	(5,551,619)	(15,160,350)	66,220,237	59,314,811
Spare Parts	56,996,449	10,901,370	-	(8,014,575)	(1,723,369)	58,159,875	-	-	-	-	58,159,875	56,996,449
Tools and machines	11,305,452	2,110,976	-	-	11,584	13,428,012	(4,419,945)	-	(1,440,853)	(5,860,798)	7,567,214	6,885,507
Works in progress	509,703,598	644,524,588	8,706,923	(18,179,143)	(256,767,916)	887,988,050	-	-	-	-	887,988,050	509,703,598
Work and compulsory work performed	7,533,912	-	-	-	-	7,533,912	(1,119,872)	-	(311,361)	(1,431,233)	6,102,679	6,414,040
Advances to suppliers	359,483,709	116,012,675	117,506,025	(10,831,538)	(89,672,013)	492,498,858	-	-	-	-	492,498,858	359,483,709

Total as of 09.30.09	5,865,316,882	813,512,980	126,689,229	(51,729,486)	-	6,753,789,605	(360,644,794)	3,885,641	(204,996,613)	(561,755,766)	6,192,033,839

Total as of 12.31.08	5,277,742,601	806,000,270	-	(218,425,989)	-	5,865,316,882	(104,544,409)	5,138,038	(261,238,423)	(360,644,794)		5,504,672,088

(1) Corresponds to increases of fixed assets for the acquisition of additional interest in Inversora Ingentis and Endisa.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

b. Investments

	As of	As of
	September 30, 2009	December 31, 2008

	(Unaudited)	(Audited)
Short-term Investments
Time deposits and other securities (1)	120,049,076	163,340,064
Government securities (2)	28,791,161	115,984,002
Corporate securities	172,031,777	16,555,295
Mutual funds	150,360,624	142,281,880
Shares in other companies	91,557,872	48,510,401
Trusts (3)	19,202,575	14,489,491

Total short-term investments	581,993,085	501,161,133

Long-term Investments
Government securities	6,398,000	7,483,000
Shares in other companies	81,811,408	132,208,890
Trusts	-	48,945,000
Restricted bank accounts (4)	121,346,075	309,382,117
Other	462,000	5,989,002

Total long-term investments	210,017,483	504,008,009

(1) As of September 30, 2009 include restricted availability assets for Ps. 61,297,640.
(2) Include restricted availability assets for Ps. 20,810,905 and Ps. 18,491,254 as of September 30, 2009 and December 31, 2008, respectively.
(3) Include restricted availability assets for Ps. 19,202,575 and Ps. 14,381,379 as of September 30, 2009 and December 31, 2008, respectively.
(4) Include restricted availability assets for Ps. 121,346,075 and Ps. 309,382,117 as of September 30, 2009 and December 31, 2008, respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

c. Intangible assets, net

	Original values					Accumulated depreciation				09.30.09	12.31.08

Main Account	At the begining of the year	Increases for the period	Increases for acquisition (1)	Disposals	Transfers	At the end of the period	At the begining of the year	Amount for the period	At the end of the period	Net book value as of 09.30.09 (Unaudited)	Net book value as of 12.31.08 (Audited)

Concession contract	335,368,056	-	-	-	-	335,368,056	(42,275,447)	(14,055,787)	(56,331,234)	279,036,822	293,092,609
Organization expenses	3,219,140	-	3,219,139	-	-	6,438,279	-	(10,703)	(10,703)	6,427,576	3,219,140
Trademarks and patents	5,000	-	-	-	-	5,000	-	-	-	5,000	5,000
Intangibles identificable in distribution acquired	24,524,452	-	-	-	-	24,524,452	(3,722,805)	(3,038,172)	(6,760,977)	17,763,475	20,801,647

Total as of 09.30.09	363,116,648	-	3,219,139	-	-	366,335,787	(45,998,252)	(17,104,662)	(63,102,914)	303,232,873

Total as of 12.31.08	363,110,940	5,708	-	-	-	363,116,648	(24,762,307)	(21,235,945)	(45,998,252)		317,118,396

(1) Corresponds to increases of intangible assets for the acquisition of additional interest in Inversora Ingentis.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

d. Goodwill, net

Main account	Original values	Accumulated amortization	Net book value as of 09.30.09 (Unaudited)	Net book value as of 12.31.08 (Audited)

Transelec (1)	(17,369,690)	2,598,336	(14,771,354)	(15,343,903)
Inversora Nihuiles (2)	(745,689)	127,933	(617,756)	(649,742)
Inversora Diamante (2)	10,859,826	(1,822,628)	9,037,198	9,492,859
Powerco (3)	5,639,499	(899,944)	4,739,555	4,984,994
CIESA (4)	183,380,415	(31,223,255)	152,157,160	163,084,750
DESA (5)	444,667,068	(10,714,873)	433,952,195	437,970,273
IEASA (5)	22,784,530	(547,658)	22,236,872	22,441,388
CTG (3)	(2,171,469)	572,774	(1,598,695)	(1,776,778)
HIDISA (2)	139,289	(14,660)	124,629	130,911
Edenor (5)	(7,654,000)	73,000	(7,581,000)	(7,654,000)
Ingentis (6)	(23,422,864)	-	(23,422,864)	-

Total as of 09.30.09	616,106,915	(41,850,975)	574,255,940

Total as of 12.31.08	639,529,779	(26,849,027)		612,680,752

(1) Useful life has been estimated at 21 years based on the average weighted remaining useful life of the subsidiaries’ assets subject to depreciation.
(2) Useful lives have been estimated at 17 years based on the remaining term of the concession contracts of Hidroeléctrica Los Nihuiles and Hidroeléctrica Diamante, subsidiaries of Inversora Nihuiles and Inversora Diamante, respectively.
(3) Useful life has been estimated at 17 years based on the average weighted remaining useful life of the assets subject to depreciation of CTG, subsidiary of Dilurey and Powerco at acquisition date.
(4) Useful life has been estimated at 13 years based on the average weighted remaining useful life of the assets subject to depreciation of Central Piedra Buena, CIESA’s subsidiary.
(5) Useful life has been estimated at 83 years based on the remaining useful life of Edenor concession contract.
(6) A negative goodwill related to the portion attributable to identified nonmonetary assets has been recognized, which, considering the stage of the proyect, does not amortize.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

e. Allowances and provisions

	09.30.09

	Balances at the	Increases	Decreases	Balances at the end of the period (Unaudited)
	beginning of the year
	(Unaudited)

Deducted from current assets
Allowance for doubtful accounts	39,247,629	16,175,139	(31,309,000)	24,113,768
Allowance for other receivables	4,953,770	3,207,000	(640,000)	7,520,770

Total allowances deducted from current assets	44,201,399	19,382,139	(31,949,000)	31,634,538

Deducted from non-current assets
Allowance for doubtful accounts	404,795	-	-	404,795
Allowance for other receivables	3,653,335	-	-	3,653,335

Total allowances deducted from non-current assets	4,058,130	-	-	4,058,130

Included in current liabilities
Provision for contingencies	52,756,000	11,000,000	(3,788,000)	59,968,000

Total provision included in current liabilities	52,756,000	11,000,000	(3,788,000)	59,968,000

Included in non-current liabilities
Provision for contingencies	51,710,559	738,400	(36,538,000)	15,910,959

Total provision included in non-current liabilities	51,710,559	738,400	(36,538,000)	15,910,959

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

f. Cost of sales

	For the nine-month periods
	ended September 30, (Unaudited)

	2009	2008

Inventory at the beginning of the year	25,810,445	41,905,190
Purchase of fuel and energy	1,219,198,156	1,167,943,099
Expenses for generation, transmission and distribution	1,444,504,846	1,122,735,230
Holding gain on inventory	2,531,970	3,763,213
Inventory at the end of the period	(6,720,912)	(18,100,773)

Cost of sales	2,685,324,505	2,318,245,959

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

g. Foreign currency assets and liabilities

			09.30.09		12.31.08

			(Unaudited)		(Audited)
	Foreign currency
	class and		Exchange
	amounts		rate	Amount in Ps.	Amount in Ps.

Assets
Current assets
Cash and banks	US$	30,889,559	3.803	117,472,993	104,581,952
	EUR	34,344	5.569	191,252	205,545
	CHF	35	3.706	130	-
	R$	411,440	2.139	879,988	1,306,934
	US	232,139	0.177	41,135	1,410
Investments	US$	77,927,774	3.803	296,359,323	280,536,927
	EUR	1,896,016	5.569	10,558,346	-
	R$	1,598	2.139	3,417	-
Trade receivables	US$	5,049,845	3.803	19,204,559	35,916,985
	R$	1,305,316	2.139	2,791,810	1,664,453
Other receivables	US$	8,506,349	3.803	32,349,645	68,765,687
	EUR	177,984	5.569	991,140	110,017
	R$	815,557	2.139	1,744,313	846,352
	US	7,314	0.177	1,296	176

Total current assets				482,589,347	493,936,438

Non-current assets
Trade receivables	US$	97,999	3.803	372,690	288,405
Other receivables	US$	422,731	3.803	1,607,646	36,426,660
	R$	366,156	2.139	783,134	387,826
Fixed assets	US$	108,354	3.803	412,069	95,642
	EUR	-	-	-	5,472,543
Investments	US$	31,907,987	3.803	121,346,075	369,111,117

Total non-current assets				124,521,614	411,782,193

Total assets				607,110,961	905,718,631

US$: U.S. Dollars
EUR: Euros
R$: Brazilian Reais
US: Uruguayan Pesos
CHF: Swiss Francs

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

g. Foreign currency assets and liabilities (continued)

			09.30.09		12.31.08

			(Unaudited)		(Audited)
	Foreign currency		Exchange
	class and amounts		rate	Amount in Ps.	Amount in Ps.

Liabilities
Current liabilities
Accounts payable	US$	19,318,961	3.843	74,242,766	55,941,682
	EUR	991,984	5.628	5,582,590	3,916,138
	CHF	-	-	-	1,485,000
	R$	334,112	2.139	714,599	143,037
Financial debt	US$	12,663,739	3.843	48,666,749	32,010,816
	EUR	-	-	-	1,140,000
	R$	33,163	2.139	70,929	-
Salaries and social security payable	US$	-	-	-	2,894
	R$	499,670	2.139	1,068,695	542,765
	US	486,812	0.177	86,263	24,761
Taxes payable	R$	135,308	2.139	289,396	100,039
Other liabilities	US$	912,133	3.843	3,505,327	5,820,037
	R$	649,354	2.139	1,388,838	962,942
	US	38,572	0.177	6,835	42,308

Total current liabilities				135,622,987	102,132,419

Non-current liabilities
Accounts payable	US$	-	-	-	118,383
Financial debt	US$	456,180,184	3.843	1,753,100,446	2,302,934,130
Taxes payable	R$	54,251	2.139	116,031	86,422
Other liabilities	US$	98,229	3.843	377,494	-
Allowances	US$	-	-	-	238,313

Total non-current liabilities				1,753,593,971	2,303,377,248

Total liabilities				1,889,216,958	2,405,509,667

US$: U.S. Dollars
EUR: Euros
R$: Brazilian Reais
US: Uruguayan Pesos
CHF : Swiss Francs

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

h. Other expenses

	Generation/ Transmission/ Distribution	Selling	Administration	For the nine-month periods ended September 30, (Unaudited)

				2009	2008

Salaries and social security	292,153,322	40,043,642	66,476,940	398,673,904	291,337,898
Fees and compensation for services	92,871,975	40,280,573	41,739,083	174,891,631	151,936,039
Directors and Sindycs' fees	3,121,248	-	9,208,908	12,330,156	10,060,921
Reserve for Directors' options	-	-	8,825,004	8,825,004	8,825,004
Depreciation of fixed assets	193,805,007	2,492,367	8,699,239	204,996,613	190,680,990
Amortization of intangible assets	17,093,959	-	10,703	17,104,662	17,879,517
Amortization of other assets	17,049,155	-	-	17,049,155	17,049,155
Royalties and fees	18,862,982	-	-	18,862,982	15,820,532
Doubtful accounts (1)	-	(7,573,861)	16,375	(7,557,486)	11,654,136
Maintenance	20,676,822	31,635	1,994,647	22,703,104	24,270,869
Transport and per diem	6,642,834	50,075	1,905,126	8,598,035	7,198,424
Rental and insurance	18,802,574	530,000	15,422,282	34,754,856	18,228,678
Surveillance and security	5,340,829	31,000	1,502,462	6,874,291	6,202,712
Fuel consumption	669,528,401	-	156,741	669,685,142	492,925,051
Material and spare parts consumption	67,715,790	1,515,000	1,339,000	70,569,790	48,354,117
Taxes, rates and contributions	4,741,423	19,835,020	28,557,730	53,134,173	46,635,871
Communication	2,531,217	6,683,589	2,209,195	11,424,001	11,665,703
Advertising and promotion	-	467,125	11,569,167	12,036,292	13,790,988
Office expenses	191,632	-	1,025,294	1,216,926	2,034,421
Other expenses	13,375,676	6,868,017	6,401,857	26,645,550	21,310,836

Total as of 09.30.09	1,444,504,846	111,254,182	207,059,753	1,762,818,781

Total as of 09.30.08	1,122,735,230	99,865,197	185,261,435		1,407,861,862

(1) Include Ps. 21,236,000 of recovery of allowance of doubtful accounts in the nine-months period ended September 30, 2009

Price Waterhouse & Co. S.R.L.
Firma miembro de PricewaterhouseCoopers
Bouchard 557, piso 7°
C1106ABG – Ciudad de Buenos Aires
Tel. (54-11) 4850-0000
Fax (54-11) 4850-1800

www.pwc.com/ar

LIMITED REVIEW REPORT

To the board of directors and shareholders of
Pampa Energía S.A.
Legal domicile: Ortiz de Ocampo 3302, Edificio 4
Autonomous City of Buenos Aires
Tax Code No. 30-52655265-9

1. We have reviewed the accompanying consolidated balance sheet of Pampa Energía S.A. and its subsidiaries (“the Company”) at September 30, 2009, and the related consolidated statements of income, of changes in shareholders’ equity and of cash flows for the nine-month periods ended September, 30, 2009 and 2008. These interim financial statements are the responsibility of the Company’s management.

2. Our reviews were limited to the application of the procedures set forth by Technical Pronouncement No. 7 of the Argentine Federation of Professional Councils in Economic Sciences for reviews of financial statements of interim periods, which consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less than an audit, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

3. Based on our review and on our audit of the Company’s consolidated financial statements as of and for the year ended December 31, 2008 over which we issued and unqualified opinion dated March 9, 2009, we report that:

a) the consolidated financial statements of the Company at September 30, 2009 and for the nine-month periods ended September, 30, 2009 and 2008, described in paragraph 1, prepared in conformity with prevailing accounting standards in force in the Autonomous City of Buenos Aires, consider all significant facts and circumstances which are known to us and we have no observations to make;

b) the comparative information as of December 31, 2008 included in the consolidated balance sheet derives from the Company’s audited consolidated financial statements at December 31, 2008.

Price Waterhouse & Co. S.R.L.
Firma miembro de PricewaterhouseCoopers
Bouchard 557, piso 7°
C1106ABG – Ciudad de Buenos Aires
Tel. (54-11) 4850-0000
Fax (54-11) 4850-1800

www.pwc.com/ar

4. In compliance with current regulations, we report that:

a) the consolidated financial statements of the Company have been transcribed to the “Inventory and Balance Sheet” book and, as regards those matters that are within our competence, comply with the Corporations Law and pertinent resolutions of the Argentine National Securities Commission;

b) the consolidated financial statements of the Company derive from accounting records carried in all formal respects in accordance with legal requirements;

c) we have read the summary of activities as of September 30, 2009 on which, as regards those matters that are within our competence, we have no observations to make.

d) at September 30, 2009, there is no debt of Pampa Energía S.A. in favor of the Integrated Retirement and Survivors’ Benefit System according to the Company’s accounting records.

Autonomous City of Buenos Aires, November 10, 2009

PRICE WATERHOUSE & CO. S.R.L.

     /s/ Carlos Martín Barbafina(Partner)
         Carlos Martín Barbafina

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 16, 2009

Pampa Energía S.A.

By:	/S/ Roberto Maestretti
Name: Roberto Maestretti Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.